Management’s Discussion & Analysis

For the year ended December 31, 2016 and
the eight months ended December 31, 2015

Q4 2016 MANAGEMENT’S DISCUSSION AND ANALYSIS

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) dated March 28, 2017 of Kirkland Lake Gold Ltd. (the “Company” and as defined in the section entitled “Business Overview”) contains information that management believes is relevant to an assessment and understanding of the Company’s consolidated financial position and the results of its consolidated operations for the year ended December 31, 2016 and for the eight months ended December 31, 2015. This MD&A should be read in conjunction with the Company’s audited consolidated financial statements and related notes for the year ended December 31, 2016 and eight months ended December 31, 2015, which were prepared in accordance with International Financial Reporting Standards (“IFRS”).

FORWARD LOOKING STATEMENTS

This MD&A may contain forward-looking statements and should be read in conjunction with the risk factors described in the “Risk and Uncertainties” and “Forward Looking Statements” sections at the end of this MD&A and as described in the Company’s Annual Information Form for the year ended December 31, 2016. Additional information including this MD&A, the audited consolidated financial statements for the year ended December 31, 2016, the Company’s Annual Information Form for the year ended December 31, 2016, and press releases have been filed electronically through the System for Electronic Document Analysis and Retrieval (“SEDAR”) and are available online under the Kirkland Lake Gold Ltd. profile at www.sedar.com and on the Company’s website (www.klgold.com).

NON – IFRS MEASURES

Certain non-IFRS measures are included in this MD&A, including average realized gold price per ounce, operating cash costs and operating cash cost per ounce sold, all-in sustaining cost per ounce sold (“AISC”), free cash flows generated and adjusted net earnings and adjusted net earnings per share and working capital. In the gold mining industry, these are common performance measures but may not be comparable to similar measures presented by other issuers. The Company believes that these measures, in addition to information prepared in accordance with IFRS, provides investors with useful information to evaluate the Company’s performance and ability to generate cash flow from its operations. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a subtitute for measures of performance prepared in accordance with IFRS. For further information, refer to the “Non-IFRS Measures” section of this MD&A.

The following additional abbreviations may be used throughout this MD&A: General and Administrative Expenses (“G&A”); Year to Date (“YTD”); Property, Plant and Equipment (“PPE”); Gold (“Au”); Ounces (“oz”); Grams per Tonne (“g/t”); Million Tonnes (“Mt”); Kilometre (‘km”); Metres (“m”); Tonnes per Day (“tpd”); and Life of Mine (“LOM”).

COMPARATIVE INFORMATION

During the year ended December 31, 2016, the Company (and Kirkland Lake Gold Inc.) completed two separate business combinations: a plan of arrangement with Newmarket Gold Inc. which closed on November 30, 2016 and prior to that, the acquisition of St Andrew Goldfields Ltd. on January 26, 2016. The results of operations for Newmarket Gold Inc. and St Andrew Goldfields Ltd. are only included from the time of acquisition. For complete details please refer to sections “Business Overview” and “Recent Corporate Developments” in this MD&A.

Kirkland Lake Gold Inc. changed its fiscal year end from April 30th to December 31st, effective on January 1, 2016. As such, for comparative purposes, the current quarter end and year end results will be compared to the two month and eight month periods ended December 31, 2015.

Kirkland Lake Gold Inc. has also updated its reporting format for certain mining statistics to use metric rather than imperial measurements. For consistency with the new reporting format, all prior period amounts reported in short tons have been restated to tonnes (where 1 ton = 0.9072 tonne), and all previously reported grade measurements of ounces per ton (“opt”) have been restated to grams per tonne (where 1 opt = 34.2857 g/t).

CHANGE IN REPORTING CURRENCY

Following the business combaination with Newmarket Gold Inc., the Company retrospectively changed its reporting currency from Canadian dollars to United States dollars with effect from the year ended December 31, 2016. See note 2 of the audited consolidated financial statements for the year ended December 31, 2016 for further details. All amounts are presented in United States dollars ("$") unless otherwise stated. References in this document to “C$” are to Canadian dollars and references to "A$" are to Australian dollars. Unless otherwise specified, all tabular amounts are expressed in thousands of United States dollars, except per share or per ounce amounts.

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Q4 2016 MANAGEMENT’S DISCUSSION AND ANALYSIS

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Q4 2016 MANAGEMENT’S DISCUSSION AND ANALYSIS

BUSINESS OVERVIEW

Kirkland Lake Gold Ltd. (individually, or collectively with its subsidiaries, as applicable, the “Company” or “Kirkland Lake Gold”) is a new mid-tier, Canadian listed, gold producer currently with five wholly owned underground operating mines in Canada and Australia. The Company is targeting over 500,000 ounces of annual production with a production profile anchored by three high-grade, low-cost operations, the Macassa Mine (“Macassa”) and the Taylor Mine (“Taylor”) located in northeastern Ontario, Canada and the Fosterville Gold Mine (“Fosterville”) located in the state of Victoria, Australia. Kirkland Lake Gold also realizes additional gold production from its Holt Mine, also located in northeastern Ontario and the Cosmo Gold Mine (“Cosmo”) located in the Northern Territory, Australia. In addition, Kirkland Lake Gold has a pipeline of growth projects within Australia, including the Maud Creek Gold Project in the Northern Territory and the Big Hill Gold Project in the state of Victoria. The Company continues to conduct extensive exploration on its land holdings throughout Canada and Australia, all of which are located along prolific mining trends. The current exploration programs are focused on extending known zones of mineralization and testing for new discoveries, thereby increasing the level of mineral resources and reserves to foster future organic growth.

Kirkland Lake Gold is focused on delivering superior value for its shareholders and cultivating a position within the mining industry as a sustainable leading gold producer through a commitment to delivering low-cost production, advancing its exploration and development pipeline, and maintaining a large resource and reserve base of quality assets to foster future production growth. Extensive exploration potential, improved visibility to increase mine life, and excess milling capacity at each operation positions Kirkland Lake Gold to organically grow production and increase value for its shareholders.

Effective December 6, 2016, Kirkland Lake Gold’s common shares began trading on the Toronto Stock Exchange (“TSX”) under the ticker symbol “KL” and on January 19, 2017 began trading on the OTCQX under the symbol “KLGDF” effective January 19, 2017. Previously, Newmarket Gold Inc. (“Newmarket”) was trading on the TSX under the symbol “NMI” and on the OTCQX under the symbol “NMKTF”. From September 15, 2016 to December 6, 2016, Kirkland Lake Gold Inc. (“Old Kirkland Lake Gold”) was traded on the TSX under the symbol “KLG” and prior to September 15, 2016 traded on the TSX under the symbol “KGI”. The Company also has two issues of convertible debentures of Old Kirkland Lake Gold, which continue to trade under the symbols KLG.DB and KLG.DB.A on the TSX as well. Further information about Kirkland Lake Gold can be found in the Company’s regulatory filings, including the Annual Information Form for the year ended December 31, 2016, available on SEDAR at www.sedar.com and on the Company’s website at www.klgold.com.

On November 30, 2016, Old Kirkland Lake Gold, at the time a publicly listed company on the TSX which owned and operated two mining complexes in Kirkland Lake, Ontario and several exploration properties in Ontario, completed a Plan of Arrangement with Newmarket, a publicly listed company which owned and operated several mines and other exploration projects in Australia. Under the terms of the deal, Old Kirkland Lake Gold became a wholly-owned subsidiary of Newmarket, and was renamed Kirkland Lake Gold Ltd. The transaction with Newmarket was considered a business combination under International Financial Reporting Standards (“IFRS”) with Old Kirkland Lake Gold being the acquirer for accounting purposes. As such, the comparative information, in this MD&A and for financial statements for the year ended December 31, 2016 is that of Old Kirkland Lake Gold, with the results of operations of Newmarket consolidated from November 30, 2016.

On January 26, 2016, Old Kirkland Lake Gold acquired all the issued and outstanding common shares of St Andrew Goldfields Ltd. (“St Andrew”). St Andrew was a TSX listed gold mining and exploration company with an extensive land package in the Timmins mining district in Ontario that operated the Holt, Holloway, and Taylor Mines (together the “Holt Complex”). The transaction with St Andrew was considered a business combination under IFRS with Old Kirkland Lake Gold being the acquirer for accounting purposes.

The transactions between the Company, Old Kirkland Lake Gold, Newmarket and St Andrew are further discussed in the body of this MD&A.

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Q4 2016 MANAGEMENT’S DISCUSSION AND ANALYSIS

CONSOLIDATED FINANCIAL AND OPERATIONAL HIGHLIGHTS

The following is a summary of the Company’s financial and operational highlights as at and for the three months ended and the year ended December 31, 2016. A more detailed analysis is provided throughout this MD&A.

Three Months Ended December 31, 2016 Highlights

•

Updated Resources and Reserves as at December 31, 2016: Canadian Mineral Reserves increased by 20% between 2014 and 2016 to 2.75 million ounces of gold and Australian Mineral Reserves increased 24% from 2015 to 952,000 ounces of gold as at December 31, 2016, more than replacing ounces produced (for greater detail see section “Updated Resources and Reserves”).

•

Solid financial position: Cash and cash equivalents of $234.9 million and working capital[1] of $92.3 million as at December 31, 2016. Working capital at December 31, 2016, takes into account the full carrying value of the convertible debentures totaling $85.0 million (as it is included in the Company’s current liabilities). During Q4 2016, the Company also assumed $68.3 million in cash and cash equivalents from the acquisition of Newmarket.

•

Completed business combination with Newmarket: The acquisition of Newmarket was completed on November 30, 2016, resulting in the creation of an exciting new mid-tier gold company with targeted gold production of over 500,000 ounces annually with high-quality cornerstone assets at Macassa, Fosterville, and Taylor offering low cost production and superior free cash flow generation.

•

Record quarterly gold production: Total record quarterly gold production of 106,609 ounces, including ounces produced in the month of December 2016 from the Australia operations following the acquisition of Newmarket on November 30, 2016. Production in Q4 2016 was led by Macassa totaling 52,318 ounces, at a run of mine grade of 21.6 g/t and mill recovery of 97.6%.

•

Higher revenue and lower operating costs and AISC: Consolidated revenue for the Q4 2016 period was at a record high of $134.2 million, while consolidated operating cash costs per ounce sold[1] and consolidated AISC per ounce sold[1] for the same period remained low at $533/oz and AISC at $883/oz.

•

Decreased royalties: The Company agreed to terms with Franco-Nevada Holdings Corp. (“FNV”) to buy-back a 1% net smelter return (“NSR”) royalty on the Company’s land holdings in the Kirkland Lake camp for $30.7 million (paid in Q4 2016), reducing the Company’s royalty rate on gold revenue at Macassa from 2.5% to 1.5%.

•

Net earnings: The Company’s net earnings for Q4 2016 was $3.1 million or $0.02 per basic share (C$0.03) and adjusted net earnings [1] for the same period was $27.9 million or $0.19 per basic share (C$0.25). Adjusted net earnings excludes items that do not reflect the underlying operations of the Company, including transaction costs incurred on the acquisition of Newmarket and one time severance costs incurred on the transition of Stawell to care and maintenance.

•	Drilling success in Canada and Australia:

o

At the Fosterville Mine, mineralization in the Lower Phoenix Footwall has demonstrated high-grade continuity and down plunge extension with the return of significant drill intercepts including 1,429 g/t Au over 15.15m in hole UDH1817. At the Eagle Fault System, high-grade mineralization has been extended down plunge with a recent drill intercept returning 15.97 g/t Au over 11.35m in hole UDH1890A (see Kirkland Lake Gold news release dated January 17, 2017).

o

At the Taylor Mine, new discoveries and extensions to mineralization were reported from surface and underground drilling programs reported in January 2017 (see Kirkland Lake Gold news release dated January 30, 2017), including 10.31 g/t Au over 3.2m in hole TA16-005 in the West Porphyry Deposit (“WPZ”) which contains the majority of the Mineral Resources and Mineral Reserve estimates and 39.62 g/t Au over 1.1m in hole T450-012 which identified WPZ Deposit 1003 zone style mineralization approximately 330m down-dip.

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1 See “Non-IFRS Measures” section in this MD&A for further details.

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Q4 2016 MANAGEMENT’S DISCUSSION AND ANALYSIS

Year Ended December 31, 2016 Highlights (in addition to Q4 2016 noted above)

•

Completed business combination with St Andrew: The acquisition of St Andrew was completed on January 26, 2016 following which, the Company became a multi-asset intermediate gold producer. The acquisition provided the Company with financial flexibility through an aggregated positive cash position and also provided an opportunity for further exploration success on a large under-explored land package in Canada.

•

Record annual gold production: Consolidated operations achieved a record annual gold production of 314,495 ounces (including 18,657 ounces from one month of operations in Australia following the acquisition of Newmarket). Guidance from April 2016 was originally 270,000 to 290,000 ounces. Production was led by Macassa, based on record mine and mill production, record run of mine grade of 16.5 g/t and record recovery of 97.1%.

•

Higher revenue and lower operating costs and AISC: Consolidated revenues for annual 2016 was a record $406.7 million, while consolidated operating cash costs per ounce sold for the same period remained low at $571/oz and consolidated AISC at $923/oz.

•

Generation of free cash flow [2] : Operating cash flow for 2016 was $180.9 million or $1.49 per basic share based on revenue of $406.7 million and free cash flow of $107.2 million after investing $15.8 million in exploration growth programs. A significant increase from the eight months ended December 31, 2015 of operating cash flow of $39.4 million or $0.49 per basic share and free cash flow of $13.1 million or $0.16 per basic share.

•

Net earnings: The Company’s net earnings for 2016 was $42.1 million or $0.35 per basic share (C$0.46) and adjusted net earnings for the same period was $75.3 million or $0.62 per adjusted basic share (C$0.82). Adjusted net earnings (and adjusted basic share) excludes the items that may not be reflective of underlying operations of the Company, such as transaction costs associated with the acquisition of Newmarket and the business combination with St Andrew, as well as one time severance costs associated with the transition of Stawell to care and maintenance.

RECENT CORPORATE DEVELOPMENTS

During the year ended December 31, 2016, Kirkland Lake Gold entered into two transformative business combination arrangements, the first completed on January 26, 2016 with St Andrew and the second completed on November 30, 2016 with Newmarket. The details of each transaction are outlined below and the resulting combined entity, Kirkland Lake Gold Ltd., is an exciting new mid-tier gold company with targeted gold production of over 500,000 ounces for 2017 (see details under section “Company Outlook”).

Highlights of the combined company include:

•

A new low-cost, mid-tier gold producer: Production guidance of over 500,000 ounces of gold in 2017 with operating cash costs per ounce sold between $650/oz and $725/oz and AISC per ounce sold below $1,000/oz.

•

Strong balance sheet and healthy cash flow generation: Consolidated cash balance of $234.9 million as at December 31, 2016, and projected free cash flow generation in 2017 provides financial strength and flexibility.

•

Diversified production base: The Company now operates five mines and four mills in highly prospective gold camps with low geopolitical risk – Canada and Australia which are two of the top mining jurisdictions in the world.

•

Expanded discovery and exploration potential: District-scale property positions in established gold camps in Canada and Australia with strong development and exploration potential to fuel future organic growth.

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2 See “Non-IFRS Measures” section in this MD&A for further details.

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Q4 2016 MANAGEMENT’S DISCUSSION AND ANALYSIS

Business Combination with St Andrew

On January 26, 2016, Old Kirkland Lake Gold completed the acquisition of St Andrew by acquiring all of the issued and outstanding common shares of St Andrew pursuant to a Plan of Arrangement (the “St Andrew Arrangement”). Prior to the completion of this arrangement, St Andrew was a gold mining and exploration company listed on the TSX, with an extensive land package in the Timmins Mining District, northeastern Ontario, Canada, which lies within the world famous Abitibi Greenstone Belt, and operated the Holt, Holloway and Taylor Mines (together, the “Holt Mine Complex”).

Pursuant to the terms of the St Andrew Arrangement, Old Kirkland Lake Gold acquired each outstanding St Andrew common share in exchange for 0.0906 of one common share of the Old Kirkland Lake Gold (the “St Andrew Exchange Ratio”), which resulted in the issuance of 33,367,488 Old Kirkland Lake Gold shares. Upon completion of the St Andrew Arrangement, former St Andrew shareholders held, in aggregate, a 29% interest in the then consolidated company. In addition, Old Kirkland Lake Gold also authorized up to an additional 1,566,881 shares upon exercise of the stock options held by the former option holders of St Andrew. Following the completion of the St Andrew Arrangement, St Andrew continued as a wholly owned subsidiary of Old Kirkland Lake Gold and the results of operations from St Andrew, including activities at the Holt Mine Complex, are included in the results of the Company’s operations for the period of January 26, 2016 to December 31, 2016.

The Company determined that the acquisition of St Andrew was a business combination in accordance with IFRS 3, Business Combinations, and as such has accounted for this transaction using the acquisition method with Old Kirkland Lake Gold being the acquirer. For further analysis and details on the fair value of the consideration transferred to St Andrew shareholders and the purchase price allocation to the identified assets acquired and liabilities assumed, refer to the Company’s audited consolidated financial statements for the year ended December 31, 2016, note 6.

Business Combination with Newmarket

The acquisition of Newmarket was completed on November 30, 2016 (the “closing date”). Pursuant to the Plan of Arrangement with Newmarket (“Newmarket Arrangement”), Old Kirkland Lake shareholders received 2.1053 Newmarket shares for each Old Kirkland Lake share outstanding at the closing date. Concurrent with the closing, the Company undertook a 0.475 for 1 share consolidation with former shareholders of Newmarket receiving 0.475 of a post-consolidated Company share for every 1 pre-consolidated share of Newmarket in order to set the post combination share capital in line with Old Kirkland Lake share capital.

On closing of the Arrangement, the Company had 202,289,193 post-consolidation common shares issued and outstanding with approximately 58% of the common shares being held by former shareholders of Old Kirkland Lake and approximately 42% by former shareholders of Newmarket. In addition, the Company assumed all outstanding stock options, performance share units and phantom share units of Newmarket.

Prior to the completion of the transaction, Newmarket was a Canadian TSX listed gold producer with three 100% owned underground operating mines in Australia: the Fosterville Gold Mine and the Stawell Gold Mine located in the state of Victoria, and the Cosmo Gold Mine located in the Northern Territory. In addition, Newmarket owned a number of growth projects within Australia, including the Maud Creek Gold Project in the Northern Territory and the Big Hill Gold Project in the state of Victoria. Following the completion of the Newmarket Arrangement, the results of operations from Newmarket, including activities at each of the three Australian mines, are included in the results of the Company’s operations for the period of November 30, 2016 to December 31, 2016.

The Company determined that the transaction with Newmarket was a business combination in accordance with IFRS 3, Business Combinations, and as such has accounted for this transaction using the acquisition method with Old Kirkland Lake Gold being the acquirer. For further analysis and details on the fair value of the consideration transferred to Newmarket shareholders and the purchase price allocation to the identified assets acquired and liabilities assumed, refer to the Company’s audited consolidated financial statements for the year ended December 31, 2016, note 6.

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Q4 2016 MANAGEMENT’S DISCUSSION AND ANALYSIS

COMPANY OUTLOOK

For the year ended December 31, 2016, the Company reported a record consolidated gold production of 314,495 ounces (including 18,657 ounces from one month of operations in Australia attributed to the Company, from November 30, 2016 to December 31, 2016, following the acquisition of Newmarket). The Canadian mine operations combined for a total of 295,838 ounces of gold production in 2016, which exceeded the total guidance of 270,000 to 290,000 originally provided in April 2016 due primarily to increased production at Macassa at significantly higher grade in 2016 when compared the prior year. Macassa provided strong annual performance, representing over 55% of total consolidated production for the year ended 2016. The strong operational results have resulted in the Company attaining a robust balance sheet with $234.9 million in cash and working capital of $92.3 million as at December 31, 2016, a solid position to withstand recent and ongoing gold price volatility.

The Company was below guidance on operating cash costs per ounce sold and AISC per ounce sold for the year ended 2016 due to production improvements at the mines and overall weaker Canadian dollar in Q4 2016 compared to earlier in 2016, and an increase in ounces sold as a result of higher production at increased average grades.

Actual operating cash costs per ounce sold was $571/oz compared to guidance of between $600/oz and $650/oz. Actual AISC per ounce sold for the year was $923/oz compared to guidance of between $1,000/oz and $1,050/oz.

On December 13, 2016, Kirkland Lake Gold announced the transitioning of the Stawell Gold Mine (“Stawell”) in Australia to care and maintenance and the Holloway Gold Mine (“Holloway”) in Canada to a temporary suspension of operations. Both mine sites will be maintained in a production ready state to allow restarting the operations in the future with meaningful and enhanced economics subject to successful exploration programs being completed. The transition to care and maintenance and temporary suspension of operations allows the Company to focus on the highest quality gold ounces in the portfolio and thereby help create the best investment vehicle for our shareholders.

Kirkland Lake Gold is focused on growing shareholder value by maintaining a strong foundation of quality gold production, cash flow generation and reinvestment in tier 1 district scale assets located in Canada and Australia. Extensive exploration potential, improved visibility to increase mine life, and excess milling capacity at each operation, positions Kirkland Lake Gold to organically grow production to increase value for its shareholders. The combination of the high-grade Macassa Mine Complex and the low-cost Fosterville and Taylor Gold Mines, will form the production backbone of the Company going into 2017 and future years. Kirkland Lake Gold’s strong balance sheet provides financial flexibility to support its strategy and aggressively explore district scale opportunities, following the exciting high-grade discoveries made in 2016 and early 2017.

Taking into account the two acquisitions during 2016 of St Andrew and Newmarket, Kirkland Lake Gold provides the following consolidated guidance for 2017, which is consistent and unchanged from the Company’s news release dated February 27, 2017:

	Canadian Mines			Australian Mines
	Macassa	Holt	Taylor	Fosterville	Cosmo	Consolidated
Gold production (oz)	180,000 to 185,000	65,000 to 70,000	55,000 to 60,000	140,000 to 145,000	60,000 to 65,000	500,000 to 525,000
Operating cash costs per ounce sold (1)	$552 - $568	$672 - $723	$551 - $601	$467 - $484	$941 - $1,020	$625 - $675
AISC per ounce sold (1)						$950 - $1,000
Operating costs (in millions)						$310 - $320
Royalty costs (in millions)						$16 - $20
Sustaining and growth capital (in millions)						$180 - $200
Exploration expenditures (in millions)						$45 - $55
Corporate G&A expenses (in millions)						$14
(1)	Operating Cash Costs per ounce sold and AISC per ounce sold reflect an average US$ to C$ exchange rate of 1.28 and a US$ to A$ exchange rate of 1.28.
(2)	See the sections on “Forward Looking Information” and “Risk Factors” for further information and details.

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Q4 2016 MANAGEMENT’S DISCUSSION AND ANALYSIS

KEY PERFORMANCE DRIVERS

The Company’s results of operations, financial condition, financial performance and cash flows are affected by various business conditions and trends. The variability of gold prices, fluctuating currency rates and increases and decreases in costs of materials and consumables associated with the Company’s mining activities are the primary economic factors that have impacted financial results during the three months and year ended December 31, 2016. The Company’s key internal performance drivers are production volumes and costs which are discussed throughout this MD&A, specifically in sections, “Review of Operating Mines” and “Consolidated Financial Review”. The key external performance drivers are the price of gold and foreign exchange rates.

Gold Price

The price of gold is the most significant external factor affecting profitability and cash flow of the Company and therefore, the financial performance of the Company is expected to be closely linked to the price of gold. The price of gold is subject to volatile price fluctuations over short periods of time and can be affected by numerous macroeconomic conditions, including supply and demand factors, value of the US dollar, interest rates, global economic and political issues, including for example in 2016, uncertainty associated with Britain’s vote to leave the European Union (“Brexit”) and the US Presidential election, inflation concerns, and other such events or concerns.

The price of gold fell by more than 11% in 2015 as the US currency strengthened as a result of market expectations of an increase in the US benchmark interest rate. For the year ended December 31, 2015, the gold price average was $1,160/oz, and ended 2015 at $1,060/oz (based on an average of the London Bullion Market Association (“LBMA”) P.M. fix closing gold price). For the first three quarters of 2016, gold prices rose steadily quarter over quarter, with the Q3 2016 LBMA P.M. fix averaging $1,335/oz (the Q1 2016 average was $1,183/oz and the Q2 2016 average was $1,260/oz). The increases in the first nine months of 2016 were the result of numerous factors including uncertainty on the US benchmark interest rate hikes, the US Presidential election year, and as a result of the uncertainty of events leading up to and following Brexit. During Q4 2016, gold prices retreated from the Q3 2016 average high to a Q4 2016 average of $1,221/oz with events up to and following the US Presidential election having an initial downward impact on gold prices. As at December 31, 2016 gold prices closed at $1,146/oz based on the LBMA P.M. fix.

In early 2017, gold prices remained volatile but have risen from the closing 2016 price, reaching a high of $1,257/oz in February 2017 and sustaining prices over $1,200/oz for most of February and March 2017. Management considers that the outlook for the remainder of 2017 and the long term environment remain favourable for the business citing global economic trends such as global, political and geopolitical uncertainties (elections in France and Germany in 2017 and the effect of policy changes in the US as a result of its new administration), rising inflation expectations, and growth in the Asian markets.

As at December 31, 2016, the Company did not engage in any active hedging program and management believes the Company is well positioned to benefit from increases in the price of gold while continuing to focus on cost management, mine efficiencies, and low cost gold production from its existing mines.

Foreign Exchange Rates

The Company’s reporting currency is the US Dollar, however its operations are in Canada and Australia, where its functional currencies are the Canadian and Australian dollars respectively. Consequently, the Company’s operating results are influenced significantly by changes in the US dollar exchange rates against these other currencies. Weaker Canadian and Australian dollars decrease costs in US dollar terms at the Company’s Canadian and Australian operations, as well as reducing capital costs at the Company’s operations as a significant portion of the capital costs are denominated in Canadian and Australian dollars. The impact of the Australian dollar fluctuations only affect the Company’s operations from the date of the acquisition of Newmarket Gold which closed on November 30, 2016.

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Q4 2016 MANAGEMENT’S DISCUSSION AND ANALYSIS

Diverging monetary policies impacted the US dollar, which gained against major global currencies. Over the last few years, the Canadian and Australian dollars have had similar trajectories when compared to the US dollar with only slight variations for short periods of time. As at December 31, 2016, the Australian dollar was worth $0.7229 and the Canadian dollar was worth $0.7448 against the US dollar, while the average rates for Q4 2016 for the Australian dollar was $0.7495 and the Canadian dollar was $0.7494, against the US dollar. The Australian currency, prior to the Company’s acquisition of Newmarket Gold, had no impact on the Company’s operations prior to November 30, 2016. For Q4 2015, the Canadian currency was little changed when compared to Q4 2016 as it averaged $0.7490 in the prior comparable period. While 2015 saw the Canadian currency weaken against the US dollar by approximately 15% over the course of the year, 2016 saw the Canadian dollar, following a sharp gain in Q1 2016, remain relatively range bound and remain close to the average for the year ended December 31, 2016, which was $0.7545.

In early 2017, both the Canadian and Australian dollar have strengthened slightly since the end of 2016, with the Canadian currency trading above $0.76 and the Australian dollar trading above $0.75 at times. However, much like gold prices, currency rates can be volatile and fluctuations can occur as a result of many different events, including but not limited to, global economies, government intervention, interest rate hikes and policies of the new US administration which have yet to take hold. Current 2017 forecasts project a weaker Canadian dollar and a relatively flat Australian dollar over the course of the year. The Company does not currently have a foreign exchange hedging program in place to guard against significant fluctuations in either the Canadian or Australian dollar.

UPDATED RESOURCES AND RESERVES

In March 2017, the Company provided an update on its consolidated 2016 year end Mineral Reserves and Mineral Resources.

The technical reports prepared in accordance with National Instrument 43-101 supporting the 2016 Mineral Reserve and Mineral Resource estimates will be filed under the SEDAR profile of Kirkland Lake Gold Ltd. on March 30, 2017 at www.sedar.com. Highlights of the reports include the following:

•

Macassa Mineral Reserves increased from December 31, 2014 by 37% to 2,010,000 ounces of gold, after two years of depletion totaling 336,000 ounces. Mineral Reserve grade increased by 7% to 20.8 g/t Au from the previous grade of 19.3 g/t Au.

•

Fosterville Mineral Reserves increased from December 31, 2015 by 66% to 643,000 ounces of gold, after depletion of 151,755 ounces. Mineral Reserve grade increased 27% to 9.2 g/t Au from 7.3 g/t Au. Excluding Carbon-In-Leach Residues (“CIL”), after depletion, Fosterville’s Mineral Reserves increased over 100% to 490,000 ounces at an average grade of 9.8 g/t Au (1,560,000 tonnes).

•	Total Canadian Mineral Reserves increased by 20% between 2014 and 2016 to 2,750,000 ounces of gold.

•

Total Australian Mineral Reserves increased by 24% from December 31, 2015 to 952,000 ounces of gold, mainly attributable to the 66% increase in Proven and Probable Mineral Reserves at Fosterville underpinned by down- plunge extensions of the high-grade, visible gold-bearing Lower Phoenix Gold Zone and the discovery of visible gold- bearing Harrier Zone.

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Q4 2016 MANAGEMENT’S DISCUSSION AND ANALYSIS

The Canadian and Australian Mineral Reserves and Resources effective December 31, 2016 are summarized as follows:

CONSOLIDATED CANADIAN AND AUSTRALIAN MINERAL RESERVES, EFFECTIVE DECEMBER 31, 2016 3

	2016
	Tonnes (000’s)	Gold Grade (g/t)	Gold Ounces (000’s)
MACASSA	3,000	20.8	2,010
TAYLOR	743	5.4	129
HOLT	3,950	4.5	570
HOLLOWAY	58	5.7	10
HISLOP	176	5.8	33
CANADIAN OPERATIONS	7,930	10.8	2,750

	2016
	Tonnes (000’s)	Gold Grade (g/t)	Gold Ounces (000’s)
FOSTERVILLE	2,170	9.2	643
NORTHERN TERRITORY (“NT”)	2,400	2.3	177
STAWELL	2,700	1.5	132
AUSTRALIAN OPERATIONS	7,280	4.1	952

Notes

1)	CIM definitions (2014) were followed in the calculation of Mineral Reserves
2)	Mineral Reserves were estimated using a long-term gold price of US$1,200/oz (C$1,500/oz; A$1,500/oz)
3)

Cut-off grades for Canadian Assets were calculated for each stope, including the costs of: mining, milling, General and Administration, royalties and capital expenditures and other modifying factors (e.g. dilution, mining extraction, mill recovery.

4)	Cut-off grades for Australian Assets from 0.4 g/t Au to 3.1 g/t Au, depending upon width, mining method and ground conditions; Dilution and mining recovery factors varied by property
5)	Mineral Reserves estimates for the Canadian Assets were prepared under the supervision of P. Rocque, P. Eng., the Vice President, Technical Services of the Company.
6)	Mineral Reserves estimates for the Fosterville property were prepared under the supervision of Ion Hann, FAusIMM.
7)	Fosterville CIL Residues are stated as Proven contained ounces. Mill recovery of 25% are planned, based on operating performance.
8)	Mineral Reserves estimates for the Northern Territory property were prepared under the supervision of Jason Keily, FAusIMM (CP).
9)	Mineral Reserves estimates for the Stawell property were prepared under the supervision of Ian Holland, FAusIMM.
10)	Totals may not add exactly due to rounding.

CONSOLIDATED CANADIAN AND AUSTRALIAN MINERAL RESOURCES, EFFECTIVE DECEMBER 31, 2016 2

	2016
	Measured & Indicated			Inferred
	Tonnes (000’s)	Gold Grade (g/t)	Gold Ounces (000’s)	Tonnes (000’s)	Gold Grade (g/t)	Gold Ounces (000’s)
MACASSA	2,480	16.6	1,320	1,420	20.2	924
TAYLOR	2,760	5.6	493	1,810	5.4	313
HOLT	6,970	4.2	947	8,690	4.7	1,320
HOLLOWAY	1,370	5.3	231	2,710	5.2	456
HISLOP	1,150	3.6	132	797	3.7	95

______________________________________________
3 Mineral Resources are exclusive of Mineral Reserves for Canadian Assets and Mineral Resources are inclusive of Mineral Reserves for Australian Assets.

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Q4 2016 MANAGEMENT’S DISCUSSION AND ANALYSIS

AQUARIUS	22,300	1.3	926	9	0.8	0
CANAMAX	240	5.1	39	170	4.3	23
LUDGATE	522	4.1	68	1,400	3.6	162
CANADIAN OPERATIONS	37,800	3.4	4,160	17,000	6.0	3,300

	2016
	Measured & Indicated			Inferred
	Tonnes (000’s)	Gold Grade (g/t)	Gold Ounces (000’s)	Tonnes (000’s)	Gold Grade (g/t)	Gold Ounces (000’s)
FOSTERVILLE	15,300	5.7	2,790	5,400	4.6	792
NT	30,700	2.2	2,180	15,100	2.3	1,110
STAWELL	3,710	2.1	246	1,130	2.9	104
AUSTRALIAN	49,700	3.3	5,220	21,700	2.9	2,000
OPERATIONS

Notes

1)	CIMM definitions (2014) were followed in the calculation of Mineral Resource
2)	Mineral Resources are reported Exclusive of Mineral Reserves for the Canadian assets.
3)	Mineral Resource estimates were prepared under the supervision of D. Cater, P. Geo. Vice President Exploration Canada
4)	Canadian Assets consist of Macassa, Holt, Taylor, Holloway, Canamax, Ludgate, Hislop, Aquarius
5)	Mineral Resources are estimated using a long-term gold price of US$1,200/oz (C$1,500/oz)
6)

Mineral Resources were estimated using a 8.57 g/t cut-off grade for Macassa, a 2.9 g/t cut-off grade for Holt, and a 2.6 g/t cut-off grade for Taylor, a 3.9 g/t cut-off grade (Holloway), a 2.5 g/t cut-off grade for Canamax and Ludgate, a 2.2 g/t cut-off grade for Hislop and 0 g/t cut-off grade for Aquarius.

7)	Mineral Resources for the Australian assets are reported Inclusive of Mineral Reserves.
8)

Mineral Resources at Fosterville were estimated using cut-off grades of 0.7 g/t Au for oxide and 1.0 g/t Au for sulfide mineralization to potentially open-pitable depths of approximately 100m, below which a cut-off grade of 3.0 g/t Au was used.

9)	Carbon-In-Leach Residues at Fosterville is stated as contained ounces – 25% recovery is expected based on operating performances.
10)

Mineral Resources in the Northern Territory were estimated using a cut-off grade of 0.5 g/t Au for potentially open-pitable mineralization and cut-offs of 1.5 to 2.0g/t Au for underground mineralization.

11)

Mineral Resources at the Stawell property were estimated using a 0.35g/t Au cut-off grade for potentially open-pitable mineralization and a range of cut-offs (2.0 to 2.3 g/t Au) for underground mineralization.

12)	Mineral Resource estimates for the Fosterville property were prepared under the supervision of Troy Fuller, MAIG.
13)	Mineral Resource estimates for the Northern Territory properties, excluding the Maud Creek Deposit, were prepared under the supervision of Mark Edwards, FAusIMM (CP).
14)	Mineral Resource estimates for the Maud Creek property in the Northern Territory, was prepared by Danny Kentwell, FAusIMM.
15)	Mineral Resource estimates for the Stawell property were prepared under the supervision of John Winterbottom, MAIG.
16)	Totals may not add up due to rounding.

CONSOLIDATED FINANCIAL SUMMARY

The following table provides key summarized consolidated financial information for the Company’s operations for the three months and year ended December 31, 2016, as well as comparative figures for the two months and eight months ended December 31, 2015. Discussion of these results are included in this MD&A under the section, “Consolidated Financial Review”.

	Three Months Ended	Two Months Ended	Year Ended	Eight Months Ended
(in thousands of dollars, except per share amounts)	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015
Revenue	$134,225	$27,860	$406,664	$115,796
Production costs	$66,152	$15,399	$198,369	$64,730
Net earnings before taxes	$11,194	$1,888	$73,263	$12,802
Net earnings	$3,076	$609	$42,107	$5,731
Earnings per share - basic	$0.02	$0.01	$0.35	$0.07
Earnings per share - diluted	$0.02	$0.01	$0.34	$0.07
Cash flow from operations	$65,014	$11,388	$180,927	$39,358
Cash investment on mine development and PPE	$23,885	$5,178	$73,694	$25,537

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Q4 2016 MANAGEMENT’S DISCUSSION AND ANALYSIS

CONSOLIDATED KEY PERFORMANCE MEASURES

	Three Months Ended	Two Months Ended	Year Ended	Eight Months Ended
	December 31, 2016	December 31, 2015	December 31, 2016	December 2015
Tonnes milled	469,968	62,158	1,304,037	225,729
Grade (g/t Au)	7.5	14.1	7.9	14.4
Recovery (%)	93.6	97.2	95.1	97.1
Gold produced (oz)	106,609	27,604	314,495	102,597
Gold Sold (oz)	111,690	25,284	329,489	101,094
Averaged realized price ($/oz sold)	$1,202	$1,102	$1,234	$1,145
Operating cash costs per ounce sold ($/oz sold)	$533	$604	$571	$638
AISC ($/oz sold)	$883	$1,006	$923	$970
Adjusted net earnings	$27,909	$609	$75,282	$5,731

Record Production and Revenue for the Quarter and Year Ended 2016

On a consolidated basis, the Company produced a record Q4 2016 total of 106,609 ounces of gold, 38% higher than Q3 2016 and 56% higher than Q2 2016. Q4 2016 includes one month production from the newly acquired Australian operations contributing 18,657 ounces in the month of December. 2016 was a transformational year for the Company following the acquisitions of both Newmarket and St Andrew which directly impacted the overall production of the Company in 2016 compared to 2015, as the prior periods in 2015 only represent the results of Macassa, while 2016 includes the operations of the Holt Mine Complex from January 26, 2016 onwards and the Australia operations from November 30, 2016 onwards. Production in 2016 was led largely by Macassa, which accounted for 49% of consolidated production in Q4 2016 and 56% in the full year 2016. The acquisition of the Australian mines, will provide greater diversification of gold production, with Fosterville in Australia and Macassa in Canada accounting for the largest percentage of the Company’s overall gold production in 2017.

For Q4 2016, the Company processed a total of 469,968 tonnes at an average grade of 7.5 g/t and a recovery of 93.6% . When compared to Q3 2016, tonnes increased by 162,082 tonnes and consolidated average grade and recoveries decreased from 8.2 g/t and 95.7% respectively. The higher tonnes produced and lower grade and recoveries, reflect the inclusion of Australian operations at Cosmo and the Stawell for the month of December 2016. Stawell was transitioned to care and maintenance in December 2016, as described below in “Review of Operating Mines” to ensure the Company continues to focus on the highest quality ounces of production at the most effective costs for maximum value. Production data from 2015 includes information from Macassa only, as the Company did not acquire the Holt Mine Complex and the Australian operations until 2016.

2016 annual production of 314,495 ounces of gold (which includes 18,657 ounces from Australian operations in December 2016) surpassed the Company’s full year 2016 guidance of between 270,000 to 290,000 ounces of production due primarily to the increased production levels at Macassa year over year including increased grade, with run of mine head grade of 16.5 g/t gold for 2016.

The record production for the period directly resulted in record revenue for both Q4 2016 and the year ended 2016 totaling $134.2 million and $406.7 million respectively. While Q4 2016 saw a decline in overall realized gold price to $1,202/oz when compared to the Q3 2016 average of $1,321/oz, the overall pricing was higher than both the two months and eight month comparative figures for 2015 of $1,102/oz and $1,145/oz respectively.

Quarter over quarter in 2016, total revenues have increased significantly as a result of the acquisitions discussed above, the resulting increase in production ounces and with the gold price increasing in 2016 when compared to 2015. Consolidated revenue in Q1 2016 was $79.9 million, increasing to $91.7 million in Q2 2016, then $100.8 million in Q3 2016 and finally $134.2 million in Q4 2016.

Decreased Unit Costs for both Q4 and Annual 2016

Total production costs for Q4 2016 were $66.2 million compared to $15.4 million in production costs for the two months ended December 31, 2015. Total production costs for 2016 are $198.4 million compared to $64.8 million for the eight months ended December 31, 2015. The increase in production costs overall relate to the increased production from multiple mine sites as a result of the acquisition of St Andrew and Newmarket in 2016 (2015 information includes only operation results from Macassa) as well the result of comparing Q4 2016 and full annual 2016 results against two and eight month periods ending December 31, 2015.

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Q4 2016 MANAGEMENT’S DISCUSSION AND ANALYSIS

Operating cash costs per ounce sold for Q4 2016 averaged $533/oz, which is a decrease of 12% when compared to the two months ended December 31, 2015 of $604/oz and was lower than the immediately preceding quarter of Q3 2016 which averaged $540/oz.

A similar decrease in unit cost is noted for the year with average operating cash costs sold at $571/oz for 2016 (based on $198.4 million in production costs for the year) when compared to $638/oz (based on $64.7 million in production costs for the period) for the eight months ended December 31, 2015. AISC per ounce sold also saw a similar decline across comparable periods, averaging $883/oz in Q4 2016, a decrease of 9% when compared to the Q3 2016 average of $970/oz and a 12% decrease when compared to the two months ended December 31, 2015 average of $1,006. For 2016, AISC per ounce sold was $923/oz compared to $970 for the eight month prior period ending December 31, 2015, a decrease of 5% year over year.

Both annual 2016 operating cash costs and AISC per ounce sold were below 2016 guidance due to a weaker Canadian and Australian dollar, improvements at the mine sites, higher production rates and increased average grade at Macassa, for which original operating cash costs per ounce sold guidance was between $600/oz and $650/oz and AISC per ounce sold guidance was between $1,000/oz and $1,050/oz.

The decrease in both unit costs was the result of a variety of factors including cost management strategies and efficiencies, obtaining the most efficient ounces on a consolidated basis, the acquisition of the low cost producing mine at Fosterville, Australia, higher production and sales levels, and a weaker Canadian and Australian dollar also assisted in lowering overall unit production costs.

Australian Operations Increase Total Revenues by $33.9 million

The acquisition of Newmarket aided the Company in achieving record revenues in Q4 2016 and for the year ended 2016, with Australian operations contributing total revenue of $33.9 million for the period since acquisition (November 30, 2016). Production was led by the Australian cornerstone assets at the Fosterville Gold Mine, which contributed a total of $23.0 million of revenue for the one month ended December 31, 2016, while incurring total operating cash costs of $8.3 million over the same period.

Q4 2016 Net Earnings per Share of $0.02 and Adjusted Net Earnings Per Share of $0.19

The Company introduced a new non-IFRS measure in Q3 2016, adjusted net earnings and adjusted net earnings per share (see the “Non-IFRS Measures” section of this MD&A for a full definition and reconciliation to net income.

Net earnings for Q4 2016 was $3.1 million (or $0.02 per basic share) compared to net earnings of $0.6 million (or $0.01 per basic share) for the two months ended December 31, 2015. When factoring into account certain one-time items totaling $24.9 million, such as transaction costs on the acquisition of Newmarket and severance costs associated with the transition of Stawell to care and maintenance, adjusted net earnings for Q4 2016 is $27.9 million (or $0.19 per basic share). The increase reflects higher production and revenue and lower operating costs overall, partially offset by the higher depreciation and depletion, higher general and administrative expenses due to spending on integration of St Andrew and Newmarket, with increased expenditures on exploration and deferred tax expense.

The results of operations had a similar impact on net earnings over the course of 2016, equaling net earnings of $42.1 million (or $0.35 per basic share) compared to net earnings of $5.7 million (or $0.07 per basic share) for the eight month period ended December 31, 2015. Adjusted net earnings for 2016 was $75.3 million, or $0.62 per basic share when taking into account one-time items, totaling $33.1 million, such as transaction costs for the acquisition of Newmarket and St. Andrew and severance costs associated with the transition of Stawell to care and maintenance.

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Q4 2016 MANAGEMENT’S DISCUSSION AND ANALYSIS

Strengthening Financial Position

Cash and cash equivalents at December 31, 2016 totalled $234.9 million and receivables totalled $7.5 million compared to $67.7 million of cash and cash equivalents and $5.8 million in receivables at December 31, 2015. Substantially all of the receivables for both period ends was from gold dore sold for which cash had not yet been received.

Working capital over the same periods also increased significantly, totaling $92.3 million as at December 31, 2016 compared to $62.4 million as at December 31, 2015. The working capital as at December 31, 2016, includes the convertible debentures, which are all current, of $85.0 million, and the current portion of finance leases totaling $12.9 million. Based on the Company’s financial strength, strong cash and working capital position, management believes the Company has flexibility and can manage the current levels of convertible debentures as they become due.

The improvement in the Company’s overall financial strength is largely the result of the increased production profile from the acquisition of both St Andrew and Newmarket in 2016. The increase in cash reflects $180.9 million of cash flow from operations generated throughout 2016 and $22.4 million received from the issuance of common shares of the Company. The Company also acquired $76.1 million in cash with the acquisitions of St Andrew and Newmarket during 2016. During the year ended 2016, $15.6 million was spent on finance lease payments, debenture interest and buybacks.

In Q4 2016, the Company successfully repurchased 1% of an NSR to FNV on the Company’s land holdings in the Kirkland Lake Camp (Macassa) for $30.7 million, paid in Q4 2016, and thereby reducing the Company’s royalty rate on gold revenue from Macassa from 2.5% to 1.5% .

REVIEW OF OPERATING MINES

Canadian Mine Operations

Macassa Mine Complex

The Macassa Mine is located in the Municipality of Kirkland Lake, within Teck Township, District of Timiskaming, in the eastern part of Northern, Ontario Canada, approximately 600 km north of Toronto, Canada. The Macassa Mine Complex is the Company’s flagship Canadian Mine Operation. Situated in one of Canada’s most historic and renowned gold mining districts, the Kirkland Lake Camp, Macassa boasts proven and probable reserves of 3.0 million tonnes grading an average of 20.8 g/t gold for a total of 2.0 million ounces.

	Three Months Ended	Two Months Ended	Year Ended	Eight Months Ended
Operating results	December 31, 2016	December 31, 2015	December 31, 2016	December 2015

Total Ore Milled (t)	102,288	62,158	396,633	225,729
Run of Mine (t)	74,745	62,158	331,353	225,729
Low Grade (t)	27,543	-	65,280	-
Average Grade (g/t)	16.3	14.1	14.1	14.4
Run of Mine tonnes	21.6	14.1	16.5	14.4
Low Grade tonnes	2.3	-	2.0	-
Gold Oz Contained	53,605	28,387	180,309	105,622
Recovery (%)	97.6	97.2	97.1	97.1
Gold Oz Produced	52,318	27,604	175,167	102,597
Development metres - operating	1,153	707	5,104	3,548
Development metres - capital	1,578	946	5,282	3,878
Operating cash costs per ounce sold	$421	$604	$527	$638
AISC per ounce sold	$834	$1,006	$907	$970
Total capital expenditures (in thousands)	$17,072	$7,960	$51,287	$26,069

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Q4 2016 MANAGEMENT’S DISCUSSION AND ANALYSIS

The Macassa Mine Complex continued to deliver solid operating results during Q4 2016 with a record quarter of gold production of 52,318 ounces (an average of 17,439 ounces per month) as compared to production of 27,604 ounces (an average of 13,802 ounces per month) in the two months ended December 31, 2015. The increase in ounces is attributed to the additional tonnes at significantly higher grade ore milled during the quarter. Excluding the lower grade processed during the quarter, Macassa achieved 74,745 tonnes of ore at an average grade of 21.6 g/t. In comparison, the Company’s immediate prior quarter, Q3 2016, achieved total tonnes milled of 100,357 tonnes at an average grade of 13.7 g/t. Excluding the lower grade processed in Q3 2016, Macassa achieved 81,462 tonnes of ore at an average grade of 16.5 g/t for a total of 42,866 ounces of gold produced, which highlights the impact of the improved grade performance at Macassa. Mill recovery over all periods was strong, consistently over 97%.

Development of the 5600’ Level and 5700’ Level in the lower SMC continues to be advanced in preparation for production in 2017. The main decline development is ongoing and is currently below the 5700’ Level. Areas of interest in Q1 2017, will be focusing on improving advance rates in the Lower SMC with the deployment of a 2 boom jumbo and additional equipment.

The Macassa Mine Complex produced 175,167 gold ounces in the twelve months ending December 31, 2016 (an average production rate of 14,597 ounces per month) as to compared production of 102,597 ounces of gold during the eight months ended December 31, 2015 (an average production rate of 12,825 ounces per month). The increase can be attributed to a higher milled tonne rate for 2016 compared to the prior period and a higher run of mine average grade of 16.5 g/t compared to the prior eight month period ended December 31, 2015 of 14.4 g/t.

The Company continues to focus on obtaining the best value for its ounces produced. At Macassa, costs have trended down compared to prior year and in comparison to the immediately prior quarter, with operating cash costs per ounce sold averaging $421/oz in Q4 2016 compared to $713/oz in Q3 2016. The lower costs were the result of production improvements at the mine and an overall weaker Canadian dollar in Q4 2016 compared to earlier in 2016, and an increase in ounces sold as a result of higher production at increased average grades.

In Q4 2016, in planning for the future of mining operations at the Macassa Mine, the Company determined that it would be in its best interests to begin permitting a new tailings facility and phasing out use of the existing tailings facility. As part of that decision, the Company identified additional rehabilitation work not contemplated in the original closure plan that the Company determined to be necessary to safely close and reclaim the tailings area.

Holt Mine Complex

The 100% owned Holt Mine Complex consists of three mines, the Holt Mine and Mill and the Holloway Mine, which are located at the eastern end of East Timmins, within the Timmins Mining District in northeastern Ontario and the Taylor Mine located 53 km east of Timmins, Ontario (approximately 68 km by road west of the Holt Mill). The Holt-Holloway property package is comprised of 48 separate property elements totaling 691 claims for an aggregate area of 15,172 hectares. The Taylor Mine consists of 31 patented claims for a total area covering 1,067 hectares. In total, the three mines comprise a total proven and probable reserves estimated at 709,000 ounces of gold.

The following table outlines the Holt Mine Complex operations as a combined entity, with a breakdown of each mine’s results defined and discussed further below. The information below represents the results from the Holt Mine Complex (and the individual mines that comprise the Holt Mine Complex, being the Holt Mine, the Taylor Mine, and the Holloway Mine) and show only the results from the date of the St Andrew acquisition (January 26, 2016). No information is presented for the periods prior to that date, as the Company was not entitled to the economic benefits of operations at the Holt Mine Complex prior to that date.

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Q4 2016 MANAGEMENT’S DISCUSSION AND ANALYSIS

	Three Months Ended	Year Ended
Operating results	December 31, 2016	December 31, 2016	(1)
Total Ore Milled (t)	226,968	766,693
Run of Mine (t)	224,532	756,923
Low Grade (t)	2,436	9,770
Average Grade (g/t)	5.3	5.2
Run of Mine tonnes	5.3	5.3
Low Grade tonnes	2.1	2.4
Gold Oz Contained	38,391	128,617
Recovery (%)	92.8	93.8
Gold Oz Produced	35,634	120,671
Development metres - operating	1,264	6,247
Development metres - capital	2,122	7,530
Operating cash costs per ounce sold	$537	$599
AISC per ounce sold	$937	$950
Total capital expenditures (in thousands)	$10,531	$31,238

[1]	Results of the Holt Mine Complex included from the date of St Andrew acquisition (January 26, 2016).

Holt Mine

	Three Months Ended	Year Ended
Operating results	December 31, 2016	December 31, 2016	(1)

Total Ore Milled (t)	113,499	386,972
Average Grade (g/t)	4.6	4.5
Gold Oz Contained	16,684	56,334
Recovery (%)	94.5	94.5
Gold Oz Produced	15,761	53,234
Development metres - operating	381	2,198
Development metres - capital	1,186	4,134
Operating cash costs per ounce sold	$542	$623
AISC per ounce sold	$1,055	$1,061
Total capital expenditures (in thousands)	$5,682	$16,846

[1]	Results of the Holt Mine included from the date of St Andrew acquisition (January 26, 2016).

During Q4 2016, the Holt Mine produced a total of 15,761 ounces of gold, being the highest production of any quarter in 2016, bringing the total annual production attributed to Kirkland Lake Gold to 53,234 ounces. Average grade and recovery in Q4 were also in line with the annual figures and expectations overall at 4.6 g/t and 94.5% respectively. While grade slipped slightly from Q3 2016, which was an average of 4.8 g/t gold, tonnes milled increased by over 12% in Q4 2016 from Q3 2016, which resulted in the increase of quarterly gold production from 14,950 ounces in Q3 2016 to 15,761 ounces in Q4 2016. Gold was mainly derived from Zone 4 on the 925m Level and 1075m Level mining areas and from Zone 6 on the 775m Level and 925m Level.

Unit costs over the course of 2016 have also decreased quarter over quarter at the Holt Mine as a result of a reduction in the reliance on contractors throughout the course of the year, as the Company replaced various contractors with new staff and thereby reduced overall costs. The Company’s unit costing was also improved as a result of a decrease in the value of the Canadian dollar throughout 2016, reaching some of its weaker levels towards the end of the year, as well as the increase in gold production and gold sales quarter over quarter. Total operating cash cost per ounce sold for Q4 2016 was $542/oz comparing favorably to Q3 2016 costs of $550/oz. In addition, AISC per ounce decreased to $1,055/oz in Q4 2016 compared to Q3 2016 AISC of $1,075/oz, which was impacted by the purchase of various mining equipment in Q3 2016.

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Q4 2016 MANAGEMENT’S DISCUSSION AND ANALYSIS

Taylor Gold Mine

	Three Months Ended	Year Ended
Operating results	December 31, 2016	December 31, 2016	(1)

Total Ore Milled (t)	48,254	188,767
Run of Mine (t)	45,818	178,997
Low Grade (t)	2,436	9,770
Average Grade (g/t)	6.7	7.0
Run of Mine tonnes	7.0	7.2
Low Grade tonnes	2.1	2.4
Gold Oz Contained	10,288	41,474
Recovery (%)	96.1	96.5
Gold Oz Produced	10,048	40,746
Development metres - operating	515	2,014
Development metres - capital	810	2,966
Operating cash costs per ounce sold	$446	$438
AISC per ounce sold	$812	$711
Total capital expenditures (in thousands)	$3,384	$10,036

[1]	Results of the Holt Mine included from the date of St Andrew acquisition (January 26, 2016).

Overall, a decrease in milled ore in Q4 2016 to 48,254 tonnes from the Q3 2016 total of 52,466 tonnes combined with a decrease in grade to 6.7 g/t compared to an average of 7.1 g/t in Q3 2016 resulted in a decrease of 14% in overall gold production in Q4 2016 to 10,048 ounces when comparing to the immediate preceding quarter.

The overall operating cash costs per ounce sold for Q4 2016 was slightly higher than the 2016 annual average at $446/oz compared to $438/oz for the annual 2016. The increase was also affected in AISC at $812/oz sold in Q4 2016 compared to $711/oz for the year ended 2016. The increase in unit costs in Q4 2016 was primarily due to a decrease in average grade over the course of the same periods and thereby resulted in a decrease in ounces produced and sold over the same periods.

Holloway Gold Mine

	Three Months Ended	Year Ended
Operating results	December 31, 2016	December 31, 2016	(1)
Total Ore Milled (t)	65,215	190,954
Average Grade (g/t)	5.4	4.9
Gold Oz Contained	11,253	30,069
Recovery (%)	87.3	88.8
Gold Oz Produced	9,825	27,129
Development metres - operating	368	2,035
Development metres - capital	126	430
Operating cash costs per ounce sold	$623	$811
AISC per ounce sold	$885	$1,104
Total capital expenditures (in thousands)	$1,464	$4,348

[1]	Results of the Holt Mine included from the date of St Andrew acquisition (January 26, 2016).

Holloway produced 9,825 ounces of gold derived mainly from the Blacktop Zone and from the Smoke Deep Zone. The head grade achieved during the quarter of 5.4 g/t was 8% higher than expected due to stope sequencing, with mill recoveries of 87.3% a slight decrease from the prior quarter as a result of levels of graphitic ore in the materials processed.

In December 2016, Kirkland Lake Gold announced the transitioning of the Holloway Gold Mine to a temporary suspension of operations. The mine will be maintained in a production ready state with the intent of restarting the operation in the future with meaningful and enhanced economics and pending successful exploration programs being completed.

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Q4 2016 MANAGEMENT’S DISCUSSION AND ANALYSIS

Australian Mine Operations

Fosterville Gold Mine

The Fosterville Gold Mine is located approximately 20 km northeast of the town of Bendigo and 130km north of the city of Melbourne in Victoria, Australia. With a noteworthy history of gold mining in the area dating back to 1894, the current Fosterville Gold Mine commenced commercial production in April 2005 with a sulphide plant that has produced well over a million ounces since that time. Proven and Probable Reserves were recently calculated at 643,000 ounces of gold grading an average of 9.2 g/t (including CIL residues of 616,000 tonnes grading 7.2 g/t gold for 153,000 oz).

	One Month Ended	Three Months Ended		Year Ended
Operating results	December 31, 2016	December 31, 2016	(1)	December 31, 2016	(1)

Total Ore Milled (t)	56,754	176,242		693,066
Average Grade (g/t)	7.9	8.5		7.6
Gold Oz Contained	14,392	48,063		168,495
Recovery (%)	91.7	92.4		90.1
Gold Oz Produced	13,196	44,406		151,755
Development metres - operating	255	927		3,419
Development metres - capital	318	771		3,580
Operating cash costs per ounce sold	$420
AISC per ounce sold	$641
Total capital expenditures (in thousands)	$3,401

(1)

The operational information presented in these columns include operating results for the Fosterville Gold Mine for the three months ended December 31, 2016 and for the year ended December 31, 2016. The data is for information purposes only and includes information from the period of January 1, 2016 to November 29, 2016, prior to the acquisition of Fosterville Gold Mine by Kirkland Lake Gold as part of the Newmarket Arrangement. No financial information is presented for these periods or prior comparative periods as the Company was not entitled to the economic benefits of operations at the Fosterville Gold Mine prior to November 30, 2016.

Fosterville performed strongly in the month of December 2016, producing 13,196 ounces of gold. For perspective, this result helped confirm a new quarterly production record of 44,406 ounces (previous record – 37,245 ounces in Q2 2016) and a new annual record of 151,755 ounces (previous record – 123,095 ounces in 2016). For the month of December 2016, mined tonnes were lower (in comparison to prior historical months) with the operation focused on optimizing the extraction of high-grade lenses on multiple levels in the Lower Phoenix area. The resultant grade established a new monthly mined grade record of 11.0 g/t in December and quarterly mined grade record of 9.5 g/t.

Mine development advanced 573 metres in December and an average monthly rate of 566 metres in Q4 2016, below the rate in Q3 2016 (-15%). Significant investment in diamond drilling also continued with nine rigs in action at year end, drilling a combination of exploration and resource definition programs. The focus of activities was predominantly on the Harrier South and Lower Phoenix systems with each yielding significant high-grade intercepts containing visible gold as reported during the quarter and subsequently in January 2017 (see section Growth and Exploration – Fosterville Mine in this MD&A).

During the month of December 2016, the mill processed 56,754 tonnes at an average grade of 7.9 g/t Au and a 91.7% recovery. Mill throughput was driven by availability of mine tonnes in addition to an 11,000 tonne drawdown in the stockpile over the month. When compared to historical operational data, mill recovery was strong with a new quarterly record of 92.4% achieved (previous record – 90.8% in Q2 2016) due to a combination of higher mill feed grade and slightly lower proportion of black shale-associated ore.

Fosterville achieved operating cash costs per ounce of $420/oz for the month of December and all-in sustaining costs per ounce of $641/oz, as the operation realized the benefit of the focus on total extraction mining methods and the resultant higher grades and continues to benefit from a weaker Australian dollar when compared to the US dollar over the course of the last five years. Sustaining capital expenditures of $3.4 million for the month was driven predominantly by underground development and resource definition drilling and was broadly aligned to average monthly expenditure for 2016.

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Q4 2016 MANAGEMENT’S DISCUSSION AND ANALYSIS

Cosmo Gold Mine

The Cosmo Gold Mine and the operations in the area is comprised of a group of mineral tenements totaling over 2,000 km2 in the Northern Territory, Australia, which includes an inventory of historical gold discoveries, historical and modern gold mines, and current mineral resources and mineral reserves. The Cosmo Gold Mine has a total Proven and Probable Reserves of 63,000 ounces of gold grading an average of 2.3 g/t and additional exploration opportunities in the surrounding areas. The area also houses the 100% owned Maud Creek Gold Project, discussed later in this MD&A, a development opportunity with an established Preliminary Economic Assessment completed in 2016. The Maud Creek Gold Project contains a Measured and Indicated Mineral Resource of 724,000 ounces of gold averaging 3.5 g/t gold.

	One Month Ended	Three Months Ended		Year Ended
Operating results	December 31, 2016	December 31, 2016	(1)	December 31, 2016	(1)

Total Ore Milled (t)	51,590	157,770		646,848
Average Grade (g/t)	3.0	2.8		2.9
Gold Oz Contained	4,902	14,078		59,595
Recovery (%)	94.0	94.5		93.6
Gold Oz Produced	4,609	13,307		55,764
Development metres - operating	159	406		1,633
Development metres - capital	10	330		814
Operating cash costs per ounce sold	$1,048
AISC per ounce sold	$1,173
Total capital expenditures (in thousands)	$650

(2)

The operational information presented in these columns include operating results for the Cosmo Gold Mine for the three months ended December 31, 2016 and for the year ended December 31, 2016. The data is for information purposes only and includes information from the period of January 1, 2016 to November 29, 2016, prior to the acquisition of Cosmo Gold Mine by Kirkland Lake Gold as part of the Newmarket Arrangement. No financial information is presented for these periods or prior comparative periods as the Company was not entitled to the economic benefits of operations at the Cosmo Gold Mine prior to November 30, 2016.

Cosmo produced 4,609 ounces of gold for the month of December 2016, which was slightly below expectations in terms of mine performance, although the mill continued to boast a recovery of 94.0% and above average grade of 3.0 g/t for the month, when compared to the year to date results of 93.6% recovery and 2.9 g/t average grade.

December 2016 production was 52,789 mined tonnes at a grade of 2.94 g/t gold. Mine performance was improved with flexibility in the stoping sequence and lower than planned dilution and ore loss as a consequence of the revised mining methods and sequence. These new ore sources enabled multiple mining areas to be incorporated in the mine plan delivering better grades and reliability.

Mine development for the month of December was 169m. Development continued to access new mining areas around the newly discovered Redbelly and Taipan lodes, as well as assisting with the development of a new exploration drill drive to test the down plunge extensions of the Sliver Lode. Currently there are four diamond drill rigs in operation at Cosmo, following up on the new discoveries.

Process improvements in the mill continued to focus on quality performance with overall mill recovery remaining high at 94% for December. This has been made possible through the application of reagents controls with the newer and changed ore sources being processed.

Operating cash costs were $1,048 per ounce sold, due to a combination of higher throughput from mine sequencing improvements and the resultant better grades from lower dilution. Total capital expenditures in December were minimal at $0.65 million, which resulted in all-in sustaining cash costs per ounce of $1,173.

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Q4 2016 MANAGEMENT’S DISCUSSION AND ANALYSIS

Stawell Gold Mine

The Stawell Gold Mines are located in the Australian State of Victoria, 250 km northwest of the city of Melbourne. In December 2016, the Company officially transitioned the Stawell Gold Mines into care and maintenance and in a state of operational readiness to possibly recommence operations with activities focused on exploration programs within the Aurora B discovery. The area around the Stawell Gold Mine also includes the Big Hill Enhanced Development Project which provides an opportunity to host two open pit mines with a Proven and Probable Resource of 132,000 ounces of gold grading 1.5 g/t.

	One Month Ended	Three Months Ended		Year Ended
Operating results	December 31, 2016	December 31, 2016	(1)	December 31, 2016	(1)

Total Ore Milled (t)	32,367	174,049		845,573
Average Grade (g/t)	0.9	1.5		1.5
Gold Oz Contained	969	8,251		39,831
Recovery (%)	87.9	84.5		80.9
Gold Oz Produced	852	6,971		32,204
Development metres - operating	88	504		2,714
Development metres - capital	-	-		393
Operating cash costs per ounce sold	$1,973
AISC per ounce sold	$2,025
Total capital expenditures (in thousands)	$240

(3)

The operational information presented in these columns include operating results for the Stawell Gold Mine for the three months ended December 31, 2016 and for the year ended December 31, 2016. The data is for information purposes only and includes information from the period of January 1, 2016 to November 29, 2016, prior to the acquisition of Stawell Gold Mine by Kirkland Lake Gold as part of the Newmarket Arrangement. No financial information is presented for these periods or prior comparative periods as the Company was not entitled to the economic benefits of operations at the Stawell Gold Mine prior to November 30, 2016.

Following the announcement made on December 13, 2016, Stawell Gold Mines ceased underground mining operations and transitioned to care and maintenance resulting in minimal capital expenditures in the month. The mill operated for several days after this announcement to process all mined ore resulting in a total of 852 ounces of gold produced for December.

All employee and personnel costs associated with the decision to place Stawell Gold Mines under care and maintenance were realized in December, resulting in a one-time severance cost associated with redundancies totaling $4.0 million. Subsequent to the transition, costs incurred at Stawell have been classified as care and maintenance on the statement of operations.

Operating costs on a per unit basis were significantly higher than previous periods reflecting the transition to care and maintenance and the subsequently lower rate of production. All in sustaining costs per ounce sold were also negatively impacted by the lower production base and therefore lower gold ounces sold.

GROWTH AND EXPLORATION

Canada

At the Canadian operations, Kirkland Lake Gold continued to invest in growth programs with the aim of delineating near-term resource growth at the Company’s operating mines. For 2016, the Company incurred $14.5 million in exploration and evaluation expenditures in Canada, consisting of multiple drill programs at Macassa, Taylor and Holloway operations.

Macassa Gold Mine

South Mine Complex (“SMC”) Underground Drill Programs – During Q4 2016, Macassa reported positive results from 80 underground, near-mine definition drill holes totaling 29,000m, which continued to return significant intercepts containing high-grade visible gold mineralization (See News Release dated November 7, 2016). The drilling program infilled gaps in drill hole coverage between inferred resource blocks and identified new mineralization associated with the easterly strike extension of the SMC, located approximately 610m southeast of the #2 shaft at the Macassa Mine Complex.

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Q4 2016 MANAGEMENT’S DISCUSSION AND ANALYSIS

Underground drilling on the 5300 level continued to focus on defining the easterly and westerly strike extension of the SMC zone mineralization. Significant high-grade gold mineralization of 651.8 g/t Au (93.6 g/t cut) over 3.8m, including 2,846.1 g/t Au over 0.5m 4, in hole 53-2921 (Estimated True Width [“ETW”] 2.2m) and 40.1 g/t Au over 3.0m in hole 53-2967 (ETW 2.0m) and 97.7 g/t Au (70.2 g/t cut) over 1.6m (ETW 0.8m) including 263.3 g/t Au over 0.3m, in hole 53-3065. The high-grade SMC zone has now been defined over a strike length of 1,300m and vertical extent of 690m with the zone being present down to the -7000 elevation. Recent drill results from the SMC program continue to support the view that the system remains open for expansion. The Company is in the process of extending the 5300 level exploration drift further to the east, closing the almost 1,500m gap between the current known extent of the SMC mineralization, and the regional surface holes that encountered previously reported SMC style mineralization.

Surface drill testing of the easterly strike extension of the SMC zone and the Amalgamated Break targets continued to remain a high priority for the company throughout Q4 2016. A total of six drills produced over 21,800m of core during the quarter. Kirkland Lake Gold is currently compiling and interpreting the results of the 2016 drill program.

During Q4 2016, underground drilling on the 4250 level at Macassa targeted mineralization associated with both the ’04 and ’05 Breaks. The ’04 Break was the host mineralized fault structure for historical mining with recent drilling evaluating the up-dip extension of the break above the 2600 elevation. Assay results from this program continued to return significant intercepts containing high-grade visible gold mineralization (See News Release dated May 25, 2016).

Holt Mine Complex

Surface drilling on the Taylor property is focused on two target areas: namely west of the West Porphyry Zone (“WPZ”) and along strike to the east of the Shaft Zone. The area west of the WPZ targeted potential mineralization between the 1004 lens and Shoot Deposit. Drilling along strike to the east targeted flat dipping mineralized quartz veins situated in the hanging wall of the Porcupine Destor Fault (PDF). A total of 25 holes / 13,400m of drilling have been completed on the Taylor property to date.

Holloway West

Surface drilling at Holloway West consisted of 23 holes (19,400m) targeting the westerly strike extension of mineralized zones on a target known as Lightval. Underground exploration drilling at Holloway consisted of 53 holes (17,700m) which concentrated on the Holloway West, Lightning Deep east and up-dip extensions, and adjacent to Blacktop a mineral deposit situated on the 400-550m level located approximately 1.5km east of the headframe.

District Activities

The company completed a total of 2,170 line kilometres of high resolution airborne Magnetics / Electromagnetics survey which was conducted by Geotech in Q3 2016, which covered the majority of the company’s properties including Hislop, Ludgate, Garrison Creek, Harker West, Holt and Holloway and Marriott Township claim blocks.

Data processing and subsequent target picks will be assessed and prioritized for drill follow up in 2017. Targets of interest in the Holt / Holloway area consist of Holloway West, Newmex, Tousignant West, the Howey Cochenour – Coin trend, and Cascade which is situated 500 metres east of Tousignant, with drilling programs planned for 2017.

Australia

Fosterville Gold Mine

Lower Phoenix Underground Drill Programs – During Q4 2016, Fosterville reported positive results from 29 underground near-mine resource definition drill holes totaling 10,108m, which demonstrated the continuity of exceptional high grade visible gold mineralization on both the newly discovered west dipping Lower Phoenix Footwall and Eagle Structures in the Lower Phoenix gold system (See Newmarket Gold news release dated November 8, 2016 and KL Gold release dated January 17, 2017).

__________________________________________
4 High grade assays are cut to 246.9 g/t or 120.0 g/t depending on the zone.

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Q4 2016 MANAGEMENT’S DISCUSSION AND ANALYSIS

Underground drilling using four diamond drill rigs continued to focus on resource definition and understanding of multiple gold targets, including the Lower Phoenix Footwall (LPFW) and Eagle Faults. Mining production continues on the upper-plunge areas of the Lower Phoenix gold system structures, including the high-grade Eagle Fault, and provides additional data for increasing geological model confidence.

Significant drill results were returned for a west dipping Lower Phoenix Footwall Structure and includes the record drill intercept at Fosterville of 1,429 g/t Au 5 over 15.15m (ETW 4.97m) (Incl. 21,490 g/t Au 4 over 0.6m [ETW 0.24m]) in hole UDH1817 (See KL Gold news release dated January 17, 2017 for further details and intercepts).

The mineralized zone is untested down-plunge and appears to link with the high-grade Eagle structure at its lower edge. Continued definition drilling from the hanging wall drill platforms during 2017 will continue to advance the understanding of size and scale of this attractive resource growth target.

The high-grade Eagle Fault system is presently defined over a strike length of 790m and vertical extent of 450m and drilling continues to return significant high-grade gold intercepts. The Eagle zone remains untested and open at depth below the 3940mRL and south of 6360mN, and drilling is planned to target beyond these extents during 2017.

Lower Phoenix Surface Based Growth Drilling Programs – During Q4 2016, Fosterville reported three surface-based diamond drill holes totaling 2,591m that targeted the Lower Phoenix gold system on 8050mN. The drilling is approximately 350m north of Lower Phoenix Mineral Reserves and returned a significant intercept of 6.5 g/t Au over 27.8m (ETW 25.0m) in hole SPD618C. The surface-based drilling programs continue to confirm the resource expansion potential of the Lower Phoenix gold system (See Newmarket Gold news release dated November 8, 2016. The company has continued a surface based drill program on the Lower Phoenix North 8300mN with the intent to further expand the Lower Phoenix North Mineral Resource, which remains open to the north.

Harrier South Underground Drilling – For Q4 2016, Fosterville reported positive drill results for the Harrier South Gold System where 14 underground holes, totaling 5,563m were completed. The resource definition program continued to focus on resource definition and understanding of multiple gold targets including the Harrier Base Fault in the Harrier South gold system (See Newmarket Gold news release dated November 8, 2016 and KL Gold release dated January 17, 2017).

Drill results returned on the Harrier Base Structure contain a record high-grade intercept for UDH1868 of 129 g/t Au 4 over 6.95m (ETW 6.2m) (Incl. 877 g/t Au 4 over 1m [ETW 0.9m]) .

The results confirm a high-grade zone containing visible gold between 4750mN and 4900mN and 4280mRL to 4350mRL and continue to support an increasing grade trend with increasing depth (down-plunge). Planned drilling for 2017 will test the down-plunge extensions of this identified high-grade zone to 4650mN, approximately 100m beyond the current extent of drilling.

Cosmo Gold Mine and Northern Territory (“NT”)

During Q4 2016, the Cosmo Mine progressed growth diamond drilling programs on the Sliver, Eastern Footwall, Redbelly and Taipan Lodes with 9,841m completed. The programs were undertaken to expand on the positive drill results reported in Q3 2016 by Newmarket Gold (See news release dated August 22, 2016 from Newmarket).

In addition to the growth drilling in the fourth quarter the development of the 625 North Decline was established to provide drill platforms for exploring for the northern down-plunge extensions of the Sliver Lode and Western Lodes. The 625 North Decline is suitable for resource definition and grade control drilling and could potentially be extended to access the 600mRL and lower levels, should ore zones be defined.

On March 6, 2017, KL Gold announced the discovery of the Lantern Gold Deposit from underground exploration drilling. The results were the accumulation of 25 diamond drill holes (totaling 5m973m) targeted to test down-plunge extensions of the Cosmo Open Pit. The results are highlighted by drill hole CW93515 returning 119 g/t Au 4 over 4.5m (ETW 4.0m) (Incl. 521  g/t Au 4 over 1.0m [ETW 0.9m]) (For further details on results of this program see KL Gold news release dated March 6, 2017).

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5 Visible gold present in drill intercept.

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Q4 2016 MANAGEMENT’S DISCUSSION AND ANALYSIS

Continued drilling of further down-plunge extensions of the Lantern Deposit are to be tested over the next six months in aggressive step-out exploration programs, including scoping and resource definition drilling programs and construction of underground development to access the Lantern Deposit.

Maud Creek Gold Project, Northern Territory

The Company maintains a positive preliminary economic assessment (“PEA”) for the 100% owned Maud Creek Gold Project located in the Northern Territory, approximately 144 kilometres from the Union Reefs processing facility. Utilization of the Union Reefs Mill provides an opportunity to leverage existing infrastructure in the future, which has a total capacity of 2.5 Mt, of which 1.2 Mt is not being utilized and can treat additional ore. The Maud Creek deposit is also located close to existing infrastructure such as road and rail networks and is also situated approximately 20 km from the regional centre of Katherine in the Northern Territory. The PEA was prepared by SRK Consulting (Australasia) Pty Ltd (“SRK”) using base case parameters of a A$1,550 per ounce gold price (US$1,200) and an AUD/US exchange rate of 0.77.

Highlights from the Preliminary Economic Assessment are presented below:

Parameter/ Result	Quantity
Pre-Tax NPV (5%)	A$201 million (US$155 million)
Pre-Tax IRR	116%
After-Tax NPV (5%)	A$137 million (US$105 million)
After Tax IRR	80%
Pay Back Period	1.25 years
Pre-production Capital Cost	A$42 million (~US$32 million)
Mine Life	9.5 years
LOM Gold Grade (Diluted Grade) Gold	4.2 g/t Au
LOM Recovered Gold	496,000 ounces
Average Annual Production	52,000 ounces
LOM Cash Operating Cost	A$822 per ounce (US$632 per ounce)

The NI 43-101 technical report for Maud Creek entitled “Technical Report, Preliminary Economic Assessment of the Maud Creek Gold Project, Northern Territory, Australia” and dated May 16, 2016 (the “Technical Report”) is available under the Company’s profile on SEDAR at www.sedar.com.

Stawell Gold Mine

During Q4, 2016 a drill drive was completed for the Aurora B target area at Stawell. The drill drive was established to provide a range of suitable platforms for future drilling of Aurora B targets, and follows up Aurora B drilling undertaken in Q2 and Q3, 2016 under Newmarket Gold.

In Q1, 2017 it is planned to undertake resource conversion drilling at Aurora B to potentially increase the size of the mineral resource and upgrade a portion of the Inferred Mineral Resource to an Indicated Mineral Resource status.

In addition to the Aurora B drilling it is also planned to undertake investigative drilling of the east basalt flank for other potential gold mineralization zones. The Company expects to provide an update on Aurora B in the first half of 2017.

The Modified Big Hill Development Project (“The Big Hill Project”)

The Company continues to progress the Big Hill Project at Stawell, an important growth opportunity for the Company and the community of Stawell. On June 6, 2014, Newmarket released a positive Feasibility Study prepared in accordance with NI 43-101, which defined a Mineral Reserve for the project and robust project economics. Given the decision to place the Stawell operation on care and maintenance, this was reviewed in February 2017 which confirmed the continued viability of the project. In terms of permitting, the Victorian Government announced an assessment process on February 24, 2017 for the approval of the project. The Company is currently planning the next stage of the process.

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Q4 2016 MANAGEMENT’S DISCUSSION AND ANALYSIS

CONSOLIDATED FINANCIAL REVIEW

	Three Months Ended	Two Months Ended	Year Ended	Eight Months Ended
(in thousands except per share amounts)	December 31, 2016	December 31, 2015	December 31, 2016	December 2015

Revenue	$134,225	$27,860	$406,664	$115,796

Production costs	(66,152)	(15,399)	(198,369)	(64,730)
Royalty expense	(4,208)	(712)	(15,587)	(2,948)
Depletion and depreciation	(24,587)	(4,976)	(59,066)	(18,346)
Earnings from mine operations	39,278	6,773	133,642	29,772

Expenses
General and administrative	(2,507)	(1,922)	(11,991)	(4,674)
Transaction costs	(14,379)	-	(17,746)	-
Exploration and evaluation	(6,066)	(1,132)	(15,839)	(4,241)
Care and mainteance	(4,056)	-	(4,056)	-
Earnings from operations	12,270	3,719	84,010	20,857

Finance and other items
Other income (loss), net	1,794	(143)	148	(1,282)
Finance income	272	175	843	727
Finance costs	(3,141)	(1,864)	(11,738)	(7,500)

Earnings before taxes	11,194	1,888	73,263	12,802
Current income tax expense (recovery)	310	(7)	(2,800)	(228)
Deferred tax expense	(8,428)	(1,271)	(28,356)	(6,843)

Net earnings	$3,076	$609	$42,107	$5,731
Basic earnings per share	$0.02	$0.01	$0.35	$0.07
Diluted earnings per share	$0.02	$0.01	$0.34	$0.07
Adjusted earnings per share	$0.19	$0.01	$0.62	$0.07

The Company reported annual earnings from mine operations of $133.6 million for 2016 compared to $29.8 million for the eight months ended December 31, 2015. The Company acquired St Andrew on January 26, 2016 with the results of operations of St Andrew included from that date. The increase reflects the additional earnings from the Holt Mine Complex acquired with St Andrew (120,671 ounces of gold produced in 2016 at the Holt Mine Complex since acquisition), higher revenues due to higher production at Macassa (average monthly production for Macassa in 2016 was 14,597 ounces of gold compared to the average monthly production for Macassa during the eight months ended December 31, 2015 of 12,825 ounces of gold), higher overall gold price ($1,234 for 2016 compared to $1,145 for the eight months ended December 31, 2015), and lower operating cash cost per ounce sold ($527 for 2016 compared to $638 for the eight months ended December 31, 2015). These costs were partially offset by higher royalty expenses due to higher production and higher gold prices and higher depletion and depreciation as a result of higher gold sales.

Earnings from mine operations for Q4 2016 were $39.3 million compared to $6.8 million for the two months ended December 31, 2015, which similar to the Company’s year end was the result of the addition of results from the Holt Mine Complex (35,634 ounces of gold produced in Q4 2016), as well as a higher production rate from Macassa (an average monthly production rate of 17,439 ounces of gold compared to the prior year comparative of 13,802 ounces in 2015), an average realized gold price of $100/oz more than the prior year period, and lower operating costs per ounce sold over the prior year period ($533 in Q4 2016 compared to $604 for the two months ended December 31, 2015). Similar to 2016, the earnings from the mine operations for Q4 2016 were partially offset by higher royalty expenses due to higher production and gold sales and higher royalty expenses due to higher production and gold price and higher depletion and depreciation as a result of higher gold sales. The results of Q4 2016 also include the production from the Australian assets acquired in the Newmarket Arrangement for the period since acquisition (November 30, 2016) totaling 18,657 ounces of gold production.

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Q4 2016 MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company reported net income of $42.1 million or $0.35 per basic share for 2016 and $3.1 million or $0.02 per basic share for Q4 2016. The Company reported net income of $5.7 million or $0.07 per basic share for the eight months ended December 31, 2015 and $0.6 million or $0.01 per common share for the two months ended December 31, 2015. The increases in the 2016 periods are the result of the above impacts on earnings from mine operations, partially offset by higher general and administrative expenses, transaction costs, exploration, suspension of operations and care and maintenance as discussed below, in general resulting from the increased level of operations following the acquisitions of St Andrew and Newmarket in 2016.

Adjusted net earnings for 2016 was $75.3 million, or $0.62 per basic share when taking into account one-time items, totaling $33.1 million, such as transaction costs for the acquisition of Newmarket and St Andrew and severance costs associated with the transition of Stawell to care and maintenance, which resulted in the one-time payment of severances on transition.

Due to the acquisitions of St Andrew and Newmarket, revenues for 2016 increased significantly when compared to the prior period. For 2016, the average monthly revenue was $33.9 million compared to the eight month December 31, 2015 period average monthly revenue of $14.5 million, an increase of over 134%. For Q4 2016, the average monthly revenue generated was $44.7 million compared to the prior year two month period which had a monthly average of $13.9 million. For annual 2016, the Company sold 329,489 ounces of gold compared to 101,094 ounces for the eight month period ended December 31, 2015 at an 8% higher average gold price ($1,234 compared to the prior period of $1,145). For Q4 2016, the Company sold 111,690 ounces of gold compared to 25,284 ounces for the eight month period ended December 31, 2015 at a 9% higher average gold price ($1,202 compared to the prior period of $1,102). The results reflect the production added by the Holt Mine Complex from January 26, 2016 onwards and the production from the Australian assets acquired through the Newmarket Arrangement from November 30, 2016 onwards.

Annual 2016 and Q4 2016 total production costs increased respectively by $133.6 million and $50.7 million, compared to the prior eight month and two month periods ended December 31, 2016, as the prior periods operating costs include only the operating costs of Macassa. Operating cash costs per ounce sold was $571 for the 2016 compared to $638/oz for the eight months ended December 31, 2015 and $533 for Q4 2016 compared to $604 for the two months ended December 31, 2015. The lower unit cash cost per ounce sold reflect the acquisition of St Andrew and Newmarket during 2016 which are lower grade mines but also significantly lower cost per tonne mines than the Macassa operations by itself. The results were also impacted by the weakening Canadian and Australian dollar currencies which effectively reduces costs in US dollar terms. Other cost of operations, being royalties and depletion and depreciation both increased over the comparative prior period due primarily to production increases as a result of the acquisitions in 2016.

General and administrative expenses increased by $7.3 million for 2016 compared to the eight months ended December 31, 2015 and increased $0.6 million for Q4 2016 compared to the two months ended December 31, 2015. The increases for both annual and quarterly periods were related to increase staffing, consulting, and integration programs implemented in 2016 as a result of the acquisition of St Andrew and Newmarket, as well as certain executive management changes.

Transaction costs associated with the Newmarket Arrangement were $15.5 million incurred in Q4 2016 and included in the year ended 2016 costs as well, which include $2.3 million in costs associated with the acquisition of St Andrew for total annual transaction costs of $17.8 million. There were no such costs incurred in 2015.

Care and maintenance costs for 2016 and Q4 2016, being $4.1 million, relate to the transition of the Stawell Gold Mine in Australia to a state of care and maintenance and are one-time severance payments made on the date of notice, December 13, 2016. Stawell will be maintained in a production ready state with the intent of restarting the operations in the future with meaningful and enhanced economics and pending successful exploration programs being completed. There were no such costs incurred in 2015.

Exploration expenses increased significantly in both Q4 2016 and annual 2016 when compared to the two and eight months ended December 31, 2015, increasing $5.0 million and $11.6 million respectively. The increase in costs for 2016 reflect mostly the additional drilling and exploration efforts at the Holt Mine Complex, which related to a C$15.0 million flow-through financing closed in July 2016 and a C$7.0 million flow-through financing completed in December 2016. In addition, during Q4 2016, the results also include exploration work programs in Australia, particularly Fosterville. The results of exploration activities are outlined in further detail in the section “Growth and Exploration”.

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Q4 2016 MANAGEMENT’S DISCUSSION AND ANALYSIS

Finance expense is consistent relative to the periods presented and relates to various financial instruments held by the Company, including the accretion of the convertible debentures and the costs associated with finance lease obligations. Finance income relates primarily to interest earned on excess cash held on account.

Provision for current and deferred income tax expense totaling $8.1 million for Q4 2016 and $31.2 million for the year ended 2016 are significantly higher than comparative periods, totaling $1.3 million in the two months ended December 31, 2015 and $7.0 million for the eight months ended December 31, 2015. The increase is a result of the recognition of deferred tax liabilities associated with the purchase price allocation on the Newmarket and St Andrew transactions.

FINANCIAL CONDITION REVIEW

Kirkland Lake Gold is committed to managing liquidity by achieving positive cash flows from its mine operations to fund operating and capital requirements as well as development projects. The Company monitors the expected settlement of financial assets and liabilities on an ongoing basis; there are no significant accounts payable, capital lease obligations, or other payments that are outstanding past their due dates.

As at December 31, 2016, Kirkland Lake Gold had a positive working capital balance of $92.3 million, including a cash and cash equivalents balance of $234.9 million, a significant increase from December 31, 2015 working capital of $62.4 million. The strengthening of working capital reflects ongoing free cash flow generation from the Company’s mine operations, the acquisition of $76.1 million in cash and cash equivalents from the transactions with Newmarket and St Andrew during 2016, and is offset by capital spending of $73.7 million and the buyback of a 1% FNV NSR royalty for $30.7 million.

Cash Flow Analysis

The Company generated $180.9 million in cash flow from operations during 2016, which included changes in non-cash working capital, which increased cash flow by $36.5 million.

Net cash flows from financing activities during 2016 were $7.7 million reflecting proceeds of $16.6 million from flow through financing, proceeds of $5.8 million from stock options exercised, partially offset by finance lease repayments and interest expense, net of interest received of $14.2 million.

On December 23, 2016, the Company closed a flow through financing for aggregate gross proceeds of $5.2 million (C$7.0 million) consisting of the issue and sale of 691,700 flow through common shares at a price of C$10.12 per share. The net proceeds of $5.2 million (C$7.0 million) were recorded as share capital $3.4 million (C$4.6 million) and deferred premium liability of $1.8 million (C$2.4 million); the deferred premium will be recognized as other income as the Company incur Canadian exploration eligible flow through expenditures (“CEE”). No expenditures were incurred in 2016 in relation to the financing; the Company has until December 31, 2017 to fulfil its obligation by incurring CEE.

On July 13, 2016, the Company closed a flow through financing for gross proceeds of $11.6 million (C$15.0 million), consisting of the issue and sale of 1,047,340 post consolidation flow through common shares at a price of C$14.32 per share. The net proceeds of $11.5 million (C$14.9 million) were recorded as share capital $9.5 million (C$12.2 million) and deferred premium liability of $2.1 million (C$2.8 million). As at December 31, 2016, $4.9 million (C$6.5 million) of CEE were spent in relation to the financing and an amortization of the deferred premium of $0.9 million was recorded as other income; the Company has until December 31, 2017 to spend the remaining C$8.5 million on CEE.

Cash outflows from investing activities 2016 was $20.1 million. Mineral property expenditures in 2016 was $58.2 million and a total of $15.5 million cash was spent on capital equipment, offset by $7.4 million transferred from restricted cash to cash and cash equivalents. The restricted cash was acquired with St Andrew in January 2016 and represented letters of credit St Andrew had with the Ministry of Northern Development and Mines (“MNDM”) as required under the Closure Plans for the costs of remediation and reclamation of its properties. In Q3 2016 the Company completed a surety bond with Liberty Mutual Insurance Company (the “Issuer”) for $7.6 million and replaced the letters of credits with MNDM with the unsecured surety bonds. The Company has agreed to indemnify the Issuer in the event that the Issuer is called upon to satisfy any of the Closure Plans by way of a drawdown of the surety bond as directed by MNDM. The surety bond can be renewed annually and bears annual interest of 1.2% .

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The Company also acquired cash and cash equivalents of $68.3 million from the transaction with Newmarket on November 30, 2017 and $7.8 million on the acquisition of St Andrew in Q1 2016. The Company’s convertible unsecured subordinate debentures are listed on the TSX under the stock symbols KLG.DB and KLG.DB.A, respectively. The 6% debentures mature on June 30, 2017 (classified as current as December 31, 2016) for a total principal due of C$56.8 million; the 7.5% debenture mature on December 31, 2017 for a total principal due of $62.0 million. The interest on the debentures is paid semi-annually in June and December. The Company has the option of paying the interest by issuing shares; the Company may redeem the debentures, subject to certain conditions.

On April 3, 2015, the Company launched a Normal Course Issuer Bid (“NCIB”) on the TSX to purchase up to 10% of each issue of the convertible debentures outstanding, and on April 3, 2016 renewed the NCIB to purchase up to C$5.7 million of its 6% convertible unsecured subordinate debentures, and up to C$6.9 million of its 7.5% convertible unsecured subordinate debentures. Purchases of the 6% debentures and 7.5% debentures pursuant to the NCIB may be made through the facilities of the TSX during the period April 6, 2016 to April 6, 2017, or such earlier time as the NCIB is completed or terminated at the option of the Company. All securities purchased by the Company under the NCIB will be cancelled. As at the date of this MD&A, the Company had purchased C$0.7 million of the 6% debentures and C$7.0 million of the 7.5% debentures.

The Company has a credit facility for C$42.7 million, which currently includes a combination of an operating loan facility (C$20.0 million), and an equipment lease facility (C$15.7 million). Amounts drawn under the credit facility are secured by various assets of the Company, including cash, accounts receivable, inventory and assets held under the lease facility. The credit facility also contains certain financial covenants, which the Company was in compliance with at December 31, 2016. The Company also had a USD revolving credit facility which was cancelled on April 26, 2016. No amount was drawn under the revolving operating facility as at December 31, 2016 and 2015.

At December 31, 2016, C$10.8 million was drawn under the equipment lease facility. Amounts drawn under the equipment lease facility are subject to separate lease agreements with a maximum term of 60 months and interest rates which are variable depending on when the finance leases are entered into.

On October 5, 2016, the Company provided notice to Franco-Nevada Canada Holdings Corp. of the intent to exercise its right to buy back a 1% net smelter return (“NSR”) royalty (the “Royalty”) on its land holdings in the Kirkland Lake camp, reducing the Company’s royalty to 1.5% . As per the terms and conditions of the royalty agreement dated October 28, 2013, the Company made the payment of $30.7 million to FNV in the fourth quarter.

The Company’s cash balance supplemented by cash flow from operations are expected to be sufficient to fund operations for the foreseeable future.

OFF-BALANCE SHEET ARRANGEMENTS.

As at December 31, 2016, the Company did not have any off-balance sheet items.

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OUTSTANDING SHARE AND CONVERTIBLE EQUITY INFORMATION

Outstanding Share Information

		Weighted Average
	As at December 31, 2016	Exercise Price
Authorized: Unlimited number of common shares
Issued: Fully paid common shares	203,031,934	-
Issued: Convertible debenture – 6% p.a. – principal remaining	C$56.8 million	C$15.00
Issued: Convertible debenture – 7.5% p.a. – principal remaining	C$62.0 million	C$13.70
Issued: Stock options	7,514,307	C$4.60
Issued: Restricted share units	108,589	-
Issued: Performance share units	1,707,571	-
Issued: Common share purchase warrants	2,356	C$2.63

Terms of the Company’s equity incentive plans are outlined in the Company’s audited consolidated financial statements for the year ended December 31, 2016.

As at December 31, 2016, if the holders of the convertible debentures elected to convert to common shares of the Company, the Company would be required to issue approximately 8.3 million common shares in fulfilment of the terms of the debentures. The 6% per annum debentures mature on June 30, 2017 and the 7.5% per annum debentures mature on December 31, 2017.

QUARTERLY INFORMATION

The consolidated results presented below include the results of operations for St Andrew and Newmarket from the period of January 26, 2016 and November 30, 2016 onwards respectively, following the acquisition of each entity. As a result, results prior to January 26, 2016 only reflect the results of the Macassa Mine Complex only. The following selected financial data for the last eight fiscal quarters has been prepared in accordance with IFRS and should be read in conjunction with the Company’s interim condensed consolidated financial statements for each of the periods considered below and for the year ended December 31, 2016.

	2016				2015
	Three Months Ended				Two Months Ended	Three Months Ended
(in thousands except per share amounts)	December 31	September 30	June 30	March 31	December 31	October 31	July 31	April 30
Revenue	$134,225	$100,825	$91,689	$79,925	$27,860	$38,420	$49,516	$43,682
Net earnings before income taxes	$11,194	$30,158	$17,017	$14,894	$1,887	$4,827	$6,088	$6,229
Net earnings	$3,076	$18,880	$10,641	$9,510	$609	$1,615	$3,508	$5,935
Net earnings per share (basic)	$0.02	$0.15	$0.09	$0.09	$0.01	$0.02	$0.04	$0.08
Net earnings per share (diluted)	$0.02	$0.15	$0.09	$0.09	$0.01	$0.02	$0.04	$0.08

The revenue and consequently the amount of net income and earnings per share is driven largely by the amount of gold produced and sold and is subject to fluctuations in the market price of gold in US dollars and the strength and weakening of the US dollar specifically against the Canadian and Australian dollars. The timing of gold pours, gold sales, gold price fluctuations, ore grade and gold inventory balances also affect quarterly results. Trends observed or averaged over a longer time period may be more representative of the true performance of the business.

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Q4 2016 MANAGEMENT’S DISCUSSION AND ANALYSIS

SELECTED ANNUAL INFORMATION

	Year Ended	Eight Months Ended	Year Ended
(in thousands, except for per share figures)	December 31, 2016	December 2015	April 30, 2015
Financial Results
Revenue	$406,664	$115,796	$167,254
Earnings from mine operations	$133,642	$29,772	$38,110
Net earnings	$42,107	$5,731	$15,060
Basic earnings per share	$0.35	$0.07	$0.21
Diluted earnings per share	$0.34	$0.07	$0.21

	As at and for the	As at and for the	As at and for the
	Year Ended	Eight Months Ended	Year Ended
	December 31, 2016	December 31, 2015	April 30, 2015
Financial Position
Cash and cash equivalents	$234,898	$67,718	$66,278
Working capital	$92,307	$62,356	$58,589
Mining interests and property and equipment	$976,044	$261,096	$289,745
Total assets	$1,298,694	$350,225	$385,560
Total non-current liablities	$195,201	$100,570	$106,789
Cash dividends paid	-	-	-

The Company’s financial position was significantly impacted as at December 31, 2016 as a result of the acquisition of St Andrew on January 26, 2016 and Newmarket on November 30, 2016 which resulted in a much higher cash and cash equivalents balance, stronger working capital and increased mining interests and total assets. The revenue and consequently the amount of net income and earnings per share is driven largely by the amount of gold produced and sold and is subject to fluctuations in the market price of gold in US dollars and the strength and weakening of the US dollar specifically against the Canadian and Australian dollars. The timing of gold pours, gold sales, gold price fluctuations, ore grade and gold inventory balances also affect quarterly results. Trends observed or averaged over a longer time period may be more representative of the true performance of the business.

FINANCIAL INSTRUMENTS

Management of capital risk

The Company manages its capital structure and makes adjustments to it to effectively support the acquisition, operations, exploration and development of mineral properties. In the definition of capital, the Company includes, as disclosed on its consolidated statement of financial position: share capital, equity portion of convertible debentures, deficit, reserves and convertible debentures.

The Company’s capital at December 31, 2016 and 2015 is as follows (in thousands):

	As at	As at
	December 31, 2016	December 31, 2015
Share capital	$900,389	$288,556
Equity portion of convertible debentures	15,674	15,674
Reserves	(21,588)	(47,697)
Retained earnings (deficit)	11,439	(30,668)
Liability portion of convertible debentures	84,961	78,807
	$990,875	$304,672

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Q4 2016 MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company believes it has sufficient funds to finance its current operating, development and exploration expenditures. Longer term, the Company may pursue opportunities to raise additional capital through equity and/or debt markets as it progresses with its projects and properties. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that its approach, given the relative size of the Company, is reasonable.

Neither the Company nor its subsidiaries are subject to any other externally imposed capital requirements.

Carrying values of financial instruments

The carrying values of the financial assets and liabilities at December 31, 2016 and 2015 are as follows (in thousands):

	As at	As at
	December 31, 2016	December 31, 2015
Financial Assets
At fair value through profit or loss
Cash and cash equivalents	$234,898	$67,718
Restricted cash	20,042	-
	$254,940	$67,718
Loans and receivables, measured at amortized cost
Accounts receivable	$7,481	$5,841
Available for sale, measured at fair value
Investment in public and private companies	$5,885	$-

Financial Liabilities
Other financial liabilities, measured at fair value
Shared based liabilities	$436	$-
Other financial liabilities, measured at amortized cost
Accounts payable and accrued liabilities	$72,076	$19,445
Convertible unsecured debentures	$84,961	$78,807

Fair values of financial instruments

The fair values of cash and cash equivalents, restricted cash and accounts payable and accrued liabilities, approximate their carrying values due to the short term to maturity of these financial instruments.

The fair value hierarchy of financial instruments measured at fair valued on the consolidated statement of financial position is as follows (in thousands):

	As at	As at
As at December 31,	December 31, 2016	December 31, 2015
Level 1
Cash and cash equivalents	$234,898	$67,718
Restricted cash	$20,042	-
Available for sale investments - publicly traded	$1,686	-

Level 2
Share based liabilities note 21	$436	$-

Level 3
Available for sale investments - privately held	$4,199	$-

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Q4 2016 MANAGEMENT’S DISCUSSION AND ANALYSIS

Financial risk factors

The Company is exposed to financial risks sensitive to changes in commodity prices, foreign exchange and interest rates. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the risk management framework. Currently the Company has no outstanding options, forward or future contracts to manage its price-related exposures. The Company's risk exposures and the impact on the Company's financial instruments are summarized below:

Credit risk

The Company's credit risk is primarily attributable to trade and other amounts receivable, which consist primarily of goods and services tax due from the Federal Governments of Australia and Canada. Consequently, credit risk is considered low and no allowance for doubtful debts has been recorded at the date of the statement of financial position. At December 31, 2016, there were no significant trade receivables and the Company has no significant concentration of credit risk arising from operations.

The Company’s cash and restricted cash are held with established Canadian and Australian financial institutions from which management believes the risk of loss to be remote. Deposits held with banks may exceed the amount of insurance provided on such deposits.

Liquidity risk

The Company monitors the expected settlement of financial assets and liabilities on an ongoing basis; there are no significant payables or obligations that are outstanding past their due dates. As at December 31, 2016, the Company had a net working capital of $92.3 million, including cash and cash equivalents of $234.9 million.

Future financing requirements, if any, will depend on a number of factors that are difficult to predict and are often beyond the control of the Company. The main factor is the realized price of gold received for gold produced from the Company’s operating mines and the operating and capital costs of those mines, and exploration and development costs associated with the Company’s growth projects.

Market risk

(a)	Foreign currency risk

The Company is exposed to foreign currency risk as gold is priced in US dollars and the functional currency of the Canadian operations is the Canadian dollar and the functional currency of the Australian operations is the Australian dollar. The development and operation of the Company’s mining assets will largely be funded with Canadian and Australian dollars. However, gold is priced on international markets in US dollars, the Company’s reporting currency. At December 31, 2016, the Canadian dollar was worth $0.74 US dollars (December 31, 2015 - $0.72) and the Australian dollar was worth $0.72 US dollars (December 31, 2015 - $0.73) .

During the year ended December 31, 2016, the average exchange rate of the Canadian dollar against the US dollar was $0.75 (year ended December 31, 2015 – $0.78) and the average exchange rate of the Australian dollar against the US dollar was $0.74 (year ended December 31, 2015 – $0.75) .

The Company’s cash and cash equivalents were held in the following currencies as at December 31, 2016 and 2015 (in thousands):

	Year ended December 31, 2016	Eight months ended December 31, 2015
Canadian	$155,366	$62,971
Australian	73,755	-
US	5,777	4,747
	$234,898	$67,718

The Company’s restricted cash is held in Australian and Canadian dollars.

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(b)	Interest rate risk

The Company’s exposure to risks of changes in market interest rates relates primarily to interest earned on its cash balances. The Company reviews its interest rate exposure periodically, giving consideration to potential renewals of existing positions and alternative financial investments. A 1% change in the short-term rates would have had an effect on interest income and earnings before income tax in 2016 of approximately $1.4 million.

Finance leases and other obligations and convertible debentures bear interest at fixed rates. The Company does not account for any fixed rate liabilities at fair value, consequently a change in the interest rates at the reporting date would not impact the carrying amount of financial liabilities or the statement of operations.

COMMITMENTS AND CONTINGENCIES

Contractual obligations of the Company as at December 31, 2016 are as follows (in thousands):

As at December 31, 2016
	Total	Less than a year	1-3 years	4-5 years	After 5 years
Accounts payable and accrued liabilities	$72,076	$72,076	$-	$-	$-
Convertible debentures	93,281	93,281	-	-	-
Finance lease payments	29,123	13,117	15,876	130	-
Office rent and other obligations	2,514	1,277	606	631	-
Income taxes payable	3,747	3,747
Environmental rehabilitation provision	63,828	14,880	-	-	48,948
Provisions - employee entitlements	5,812	4,391	1,421	-	-
	$270,381	$202,769	$17,903	$761	$48,948

Convertible debenture obligations include principal and interest payments.

During 2016, the Company informed the Ontario Ministry of Northern Development and Mines that it intends to undertake additional reclamation work ($10,427 or C$14,000, included in the current provision at December 31, 2016), not previously contemplated in the closure plan for the Macassa Mine Complex.

The Company has royalty obligations on its various mines sites as discussed below:

-

A 1.5% net smelter return (“NSR”) royalty to Franco-Nevada Corporation (“FNV”) on production from the Company’s Macassa property. For the Company’s mine properties in the State of Victoria, Australia, a 2% NSR royalty on the Fosterville Gold Mine and a 1% NSR royalty on the Stawell Gold Mine, each payable as applicable quarterly to AuRico Metals Inc. The Stawell Gold Mine is further subject to a A$2 per ounce royalty payable on gold produced from the Stawell mining license.

-	A 1% NSR on production from the Taylor mine; a sliding scale NSR linked to gold price for the Holt and Holloway mines with the NSR paid for 2016 at ~10%.

-

A 1% ad valorem royalty on any future gold production above 250,000 ounces derived from the Maud Creek Gold Project (Australia); a 1% gross royalty and A$5 per ounce royalty are payable on any future gold production from certain tenements from the Maud Creek Gold Project that are located south of the main Maud Creek gold deposit. The Company also has a contingent contractual obligation of a payment of A$2 million that would be due upon a decision to proceed with development of the Maud Creek Gold Project.

-

The Fosterville Gold Mine is subject to a license fee which enables it to use the patented BIOX process to treat refractory ore from the underground mine. The fee is paid at a rate of A$1.33 per ounce of gold produced and treated through the BIOX Plant and terminates when 1,500,000 ounces of gold in aggregate has been treated in the plant. As at December 31, 2016, approximately 1,126,840 ounces of gold had been treated in the plant.

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On March 1, 2017, the Company agreed to an Impact and Benefits Agreement with the Matachewan First Nation and Wahgoshig First Nation (the “First Nation communities”) as it relates to its operations and exploration activities in Northern Ontario. The agreement provides for certain contractual obligations with First Nation communities and establishes a framework for ongoing dialogue and consultation, including providing business, employment and training opportunities for members of the First Nation communities, as well as providing certain financial benefits to the First Nations communities.

RELATED PARTY TRANSACTIONS

The remuneration of directors and executive officers is determined by the compensation committee of the Board of Directors. The directors’ fees and other compensation of directors and executive officers were as follows:

	Year ended December 31, 2016	Eight months ended December 31, 2015
Offiicer salaries and short-term benefits	$1,463	$728
Share based payments	1,799	429
Directors fees	522	162
Severance payments	1,928	715
	$5,712	$2,034

Related party transactions are measured at the exchange amount which is the consideration agreed to between the parties.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of the financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reporting amounts of revenues and expenses during the reporting period. Estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes may differ materially from these estimates.

Useful Life of Plant and Equipment

The Company reviews the estimated lives of its plant and equipment at the end of each reporting period. There were no material changes in the lives of plant and equipment for the years ended December 31, 2016 and eight month period ended December 31, 2015.

Determination of Reserves and Resources

Reserve and resource estimates are used in the unit of production calculation for depletion and depreciation expense and the determination of the timing of rehabilitation provision costs as well as in the impairment analysis.

There are numerous uncertainties inherent in estimating reserves and resources. Assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs, or recovery rates as well as new drilling results may change the economic status of reserves and resources and may result in the reserves and resources being revised.

Deferred Income Taxes

Judgment is required in determining whether deferred tax assets are recognized on the statement of financial position. Deferred tax assets, including those arising from unutilized tax losses require management to assess the likelihood that the Company and/or its subsidiaries will generate taxable earnings in future periods, in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company and/or its subsidiaries to realize the net deferred tax assets recorded at the statement of financial position date could be impacted. Additionally, future changes in tax laws in the jurisdictions in which the Company and its subsidiaries operate could limit the ability of the Company to obtain tax deductions in future periods.

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Q4 2016 MANAGEMENT’S DISCUSSION AND ANALYSIS

Impairment of Assets

The carrying amounts of mining properties and plant and equipment are reviewed for impairment if events or changes in circumstances indicate that the carrying value may not be recoverable. If there are indicators of impairment, an exercise is undertaken to determine whether the carrying values are in excess of their recoverable amount. Such review is undertaken on an asset by asset basis, except where such assets do not generate cash flows independent of other assets, and then the review is undertaken at the cash generating unit level (“CGU”).

The Company considers both external and internal sources of information in assessing whether there are any indications that mining interests are impaired. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of mining interests. Internal sources of information the Company considers include the manner in which mining properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets. In assessing whether there is objective evidence that the Company’s mining interests represented by its investments in associates are impaired, the Company’s management considers observable data including the carrying amounts of the investees’ net assets as compared to their market capitalization.

Environmental Rehabilitation

Significant estimates and assumptions are made in determining the environmental rehabilitation costs as there are numerous factors that will affect the ultimate liability payable. These factors include estimates of the extent and costs of rehabilitation activities, technological changes, regulatory changes, cost increases, and changes in discount rates.

Those uncertainties may result in actual expenditures in the future being different from the amounts currently provided. The provision represents management’s best estimate of the present value of the future rehabilitation costs required.

ACCOUNTING POLICIES AND BASIS OF PRESENTATION

The Company’s significant accounting policies and future changes in accounting policies are presented in the audited consolidated financial statements for the year ended December 31, 2016. The following outlines the new accounting policies adopted by the Company during the year ended December 31, 2016 and those new standards and interpretations not yet adopted by the Company.

Basis of Presentation – Change in Reporting Currency

Following the business combination with Newmarket, the Company changed its reporting currency from Canadian dollars (“C$”) to United States dollars (“US$”) with effect for the year ended December 31, 2016.

A change in the reporting currency represents a change in accounting policy in terms of IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors, requiring the restatement of comparative information. In accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates, the following methodology was followed in restating historical financial information from C$ into US$ and translating the information for the year ended December 31, 2016:

•

Non-US$ assets and liabilities were translated at the relevant closing exchange rate at the end of the reporting period. Non-US$ items of income and expenditure and cash flows were translated at rates that approximate the exchange rates at the dates of the transactions (i.e. average rates for the period);

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Q4 2016 MANAGEMENT’S DISCUSSION AND ANALYSIS

•

The foreign currency translation reserve was reset to $Nil as at May 1, 2010, the date on which the Company adopted IFRS, in line with IFRS 1, First-time adoption of International Financial Reporting Standards. Share capital and other reserves, as appropriate, were translated at the historic rates prevailing at the dates of underlying transactions; and

•

The effects of translating the Company’s financial results and financial position into US$ were recognized in the accumulated other comprehensive income (loss) and the foreign currency translation reserve in the consolidated changes in equity.

The functional currencies of the Company’s various subsidiaries – functional currencies referring to the currencies of the primary economic environments in which underlying businesses operate – remain unchanged; as such, foreign exchange exposures will be unaffected by the change, other than that the effects of such exposures will be presented in US$.

New Standards and Interpretations Adopted

International Accounting Standards 1, Presentation of Financial Statements (“IAS 1”)

IAS 1 was amended in December 2014 in order to clarify, among other things, that information should not be obscured by aggregating or by providing immaterial information that materiality considerations apply to all parts of the financial statements and that even when a standard requires a specific disclosure, materiality considerations do apply. The amendments are effective for annual periods beginning on or after January 1, 2016. There were no material changes to the Company’s consolidated financial statements upon adoption.

New Standards and Interpretations Not Yet Adopted

IFRS 2, Share Based Payments (“IFRS 2”)

Final amendments to IFRS 2 were issued in June 2016 to clarify the classification and measurement of share based payment transactions. These amendments deal with variations in the final settlement arrangements including: (a) accounting for cash settled share based payment transactions that include a performance condition, (b) classification of share based payment transactions with net settlement features, and (c) accounting for modifications of share based payment transactions from cash settled to equity. These changes are effective for annual periods beginning on or after January 1, 2018. The Company is currently assessing the impact of the changes to IFRS 2.

IAS 7, Statement of Cash Flows (“IAS 7”)

The IASB issued amendments to IAS 7 in January 2016. The amendments are effective for annual periods beginning on or after January 1, 2017. This amendment will require disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash and non-cash changes. The Company will adopt the amendments to IAS 7 in its financial statements for the annual period beginning on January 1, 2017. The Company is currently assessing the impact of adopting IAS 7.

IAS 12, Income Taxes (“IAS 12”)

The amendments clarify that the existence of a deductible temporary difference depends solely on a comparison of the carrying amount of an asset and its tax base at the end of a reporting period, and is not affected by possible future changes in the carrying amount or expected recovery of the asset. The Company intends to adopt the amendments to IAS 12 in its financial statements for the annual period beginning on January 1, 2017. The Company is currently assessing the impact of adopting IAS 12.

IFRS 9, Financial Instruments (“IFRS 9”)

IFRS 9 was issued by the IASB in November 2009 with additions in October 2010 and will replace IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9, except that an entity choosing to measure a financial liability at fair value will present the portion of any change in its fair value due to changes in the entity’s own credit risk in other comprehensive income, rather than within profit or loss. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. The final version of IFRS 9 was issued in July 2014 and includes (i) a third measurement category for financial assets – fair value through other comprehensive income: (ii) a single, forward-looking “expected loss” impairment model, and (iii) a mandatory effective date for IFRS 9 of annual periods beginning on or after January 1, 2018. Earlier adoption is permitted. The Company has made progress in its implementation of IFRS 9, however, has not yet determined the extent of the impact of the new standard on its consolidated financial statements. The Company expects to report more detained information, including estimated quantitative financial impacts, if material, in its 2017 consolidated financial statements.

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Q4 2016 MANAGEMENT’S DISCUSSION AND ANALYSIS

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”)

IFRS 15 proposes to replace IAS 18 Revenue, IAS 11 Construction Contracts, and some revenue-related interpretations. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much, and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. IFRS 15 is effective for annual periods beginning on or after January 1, 2018. Earlier adoption is permitted. The Company has not yet determined the extent of the impact of the new standard on its consolidated financial statements. The Company expects to report more detailed information, including estimated quantitative financial impacts, if material, in its 2017 consolidated financial statements.

IFRS 16, Leases (“IFRS 16”)

In January 2016, the IASB issued the IFRS 16, which replaces the existing lease accounting guidance. IFRS 16 requires all leases to be reported on the balance sheet unless certain criteria for exclusion are met. IFRS 16 is effective for the year ended December 31, 2019 with early adoption permitted if IFRS 15 is also adopted at the same time. The Company is currently in the process of assessing the impact that the new and amended standards will have on its consolidated financial statements.

IFRIC 22 Foreign Currency Transactions and Advance Consideration

On December 8, 2016, the IASB issued IFRIC Interpretation 22 Foreign Currency Transactions and Advance Consideration. The Interpretation clarifies which date should be used for translation when a foreign currency transaction involves an advance payment or receipt. The Interpretation is applicable for annual periods beginning on or after January 1, 2018. Earlier application is permitted. The Company intends to adopt the Interpretation in its financial statements for the annual period beginning on January 1, 2018. The Company does not expect the Interpretation to have a material impact on the financial statements.

NON-IFRS MEASURES

The Company has included certain non-IFRS measures in this document, as discussed below. The Company believes that these measures, in addition to conventional measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.

Free Cash Flow and Free Cash Flow per share

In the gold mining industry, free cash flow and free cash per share are common performance measures with no standardized meaning. Free cash flow is calculated by deducting capital cash spending (capital expenditures for the period, net of expenditures paid through finance leases) from cash flows from operations; free cash flow per share is calculated by dividing free cash flow for the period by the weighted average number of outstanding shares for that period.

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The Company discloses free cash flow and free cash flow per share as it believes the measures provide valuable assistance to investors and analysts in evaluating the Company’s ability to generate cash flow. The most directly comparable measure prepared in accordance with IFRS is cash flows generated from operations.

Free cash flow and free cash flow per share are reconciled to the amounts included in the Consolidated Statements of Cash Flows as follows:

	Three months ended	Two months ended	Year ended	Eight months ended
(in thousands, except per share amounts)	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015
Cash flow generated from operations	$65,014	$11,388	$180,927	$39,358
Mineral property additions	(16,850)	(5,139)	(58,223)	(20,599)
Property, plant and equipment (1)	(7,035)	(39)	(15,471)	(4,938)
Free cash flow	$41,129	$6,211	$107,233	$13,821
Weighted average shares outstanding - basic ('000s)	146,458	80,954	121,172	80,571
Cash flow per share generated from operations	$0.44	$0.14	$1.49	$0.49
Free cash flow per share	$0.28	$0.08	$0.88	$0.17

[1]	Excludes finance lease additions

Operating Cash Costs and Operating Cash Costs per Tonne and Ounce Sold

Operating cash costs and operating cash cost per tonne and per ounce sold are non-IFRS measures. In the gold mining industry, these metrics are common performance measures but do not have any standardized meaning under IFRS.

Operating cash costs include mine site operating costs such as mining, processing and administration, but exclude royalty expenses, depreciation and depletion and share based payment expenses and reclamation costs. Operating cash costs per tonne of ore produced is calculated by dividing operating cash costs to tonnes milled; operating cash cost per ounce sold is based on ounces sold and is calculated by dividing operating cash costs by gold ounces sold.

The Company discloses operating cash costs and operating cash cost per tonne and per ounce sold as it believes the measures provide valuable assistance to investors and analysts in evaluating the Company’s operational performance and ability to generate cash flow. The most directly comparable measure prepared in accordance with IFRS is total production expenses. Operating cash costs and operating cash cost per ore tonne produced and per ounce of gold sold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS.

AISC and AISC per Ounce Sold

AISC and AISC per ounce sold are Non-IFRS measures. These measures are intended to assist readers in evaluating the total costs of producing gold from current operations. While there is no standardized meaning across the industry for this measure, the Company’s definition conforms to the definition of AISC as set out by the World Gold Council in its guidance note dated June 27, 2013.

The Company defines AISC as the sum of operating costs (as defined and calculated above), royalty expenses, sustaining capital (capital required to maintain current operations at existing levels), corporate expenses, underground exploration expenses and reclamation cost accretion related to current operations. Corporate expenses include general and administrative expenses, net of transaction related costs, severance expenses for management changes and interest income. AISC excludes growth capital, reclamation cost accretion not related to current operations, interest expense, debt repayment and taxes.

Total cash costs and AISC Reconciliation

The following tables reconciles these non-IFRS measures to the most directly comparable IFRS measures available for the three months ended December 31, 2016 and 2015 and for the year ended December 31, 2016 and eight months ended December 31, 2015:

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Three months ended December 31, 2016

(in thousands, except per tonne and per	Holt	Holloway	Taylor	Holt Mine	Macassa	Fosterville	Cosmo	Stawell	Total
ounce amounts)	Mine	Mine	Mine	Complex	Mine	Mine	Mine	Mine	Consolidated
Production costs	$8,286	$6,248	$4,670	$19,204	$19,988	$14,636	$6,797	$5,527	$66,152
Share based payment expenses	(21)	(21)	(21)	(63)	(79)	-	-	-	(142)
Purchase Price Allocation (1)	-	-	-	-	-	(6,478)	-	-	(6,478)
Operating cash costs	8,265	6,227	4,649	19,141	19,909	8,158	6,797	5,527	59,532
Royalties	1,820	876	127	2,823	867	483	-	35	4,208
Share based payment expenses	21	21	21	63	198	-	-	-	261
Rehabilitation acretion	34	7	9	50	12	15	32	7	116
Underground mine drilling	-	84	86	170	610	-	-	-	780
General and administrative costs (2)	264	173	181	618	821	384	128	55	2,006
Mine development	2,981	294	2,073	5,348	7,691	2,861	178	-	16,078
Plant and equipment	2,702	1,170	1,311	5,183	9,381	539	472	48	15,623
AISC	$16,087	$8,853	$8,457	$33,397	$39,488	$12,440	$7,608	$5,673	$98,605
Ounces of gold sold	15,242	10,001	10,414	35,658	47,342	19,408	6,487	2,802	111,697
Operating cash cost per ounce sold	$542	$623	$446	$537	$421	$420	$1,048	$1,973	$533
AISC per ounce sold	$1,055	$885	$812	$937	$834	$641	$1,173	$2,025	$883

Two months ended December 31, 2015

(in thousands, except per tonne and per	Macassa
ounce amounts)	Mine
Production costs	$15,399
Share based payment expenses	(117)
Operating cash costs	15,282
Royalties	712
Share based payment expenses	324
Rehabilitiation and remediation	-
Mine exploration	247
General and administrative costs	945
Mine development	5,111
Plant and equipment	2,825
AISC	$25,445
Ounces of gold sold	25,284
Operating cash cost per ounce sold	$604
AISC per ounce sold	$1,006

(1)	Purchase price allocation represents the impact on production costs of the valuation of metal inventory acquired with the business combinations.
(2)	Genderal and adiministration costs are net of finance and certain other income items.

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Year ended December 31, 2016

(in thousands, except per tonne and per	Holt	Holloway	Taylor	Holt Mine	Macassa	Fosterville	Cosmo	Stawell	Total
ounce amounts)	Mine	Mine	Mine	Complex	Mine	Mine	Mine	Mine	Consolidated
Production costs	$36,752	$22,068	$21,309	$80,129	$91,279	$14,637	$6,797	$5,527	$198,369
Stock-based compensation	(21)	(21)	(21)	($63)	(280)	-	-	-	($343)
Purchase Price Allocation (1)	(1,335)	(58)	(1,958)	($3,351)	-	(6,478)	-	-	($9,829)
Operating cash costs	35,396	21,989	19,330	76,715	90,999	8,159	6,797	5,527	188,197
Royalties	6,882	2,562	555	9,999	5,070	483	-	35	15,587
Stock-based compensation	21	21	21	63	1,510	-	-	-	1,573
Rehabilitiation and remediation	133	31	36	200	123	15	32	7	377
Underground mine drilling	-	512	548	1,060	2,501	-	-	-	3,561
General and administrative costs (2)	1,058	501	824	2,383	5,150	384	128	55	8,101
Mine development	10,914	1,491	6,748	19,153	33,551	2,861	178	-	55,743
Plant and equipment	5,940	2,857	3,288	12,085	17,736	539	472	48	30,880
AISC	$60,344	$29,964	$31,350	$121,658	$156,640	$12,440	$7,608	$5,672	$304,019
Ounces of gold sold	56,792	27,129	44,086	128,008	172,784	19,408	6,487	2,802	329,489
Operating cash cost per ounce sold	$623	$811	$438	$599	$527	$420	$1,048	$1,972	$571
AISC per ounce sold	$1,063	$1,104	$711	$950	$907	$641	$1,173	$2,024	$923

Eight months ended December 31, 2015

(in thousands, except per tonne and per	Macassa
ounce amounts)	Mine
Production costs	$64,730
Stock-based compensation	(257)
Operating cash costs	64,473
Royalties	2,949
Stock-based compensation	1,008
Rehabilitiation and remediation	-
Mine exploration	1,134
General and administrative costs	2,646
Mine development	20,874
Plant and equipment	5,025
AISC	$98,109
Ounces of gold sold	101,094
Operating cash cost per ounce sold	$638
AISC per ounce sold	$970

(1)	Purchase price allocation represents the impact on production costs of the valuation of metal inventory acquired with the business combinations.
(2)	Genderal and adiministration costs are net of finance and certain other income items.

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Average Realized Price per Ounce Sold

In the gold mining industry, average realized price per ounce sold is a common performance measure that does not have any standardized meaning. The most directly comparable measure prepared in accordance with IFRS is revenue from gold sales. Average realized price per ounces sold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating the total revenues realized in a period from current operations.

Average realized price per ounce sold is reconciled for the periods presented as follows:

	Three months ended	Two months ended	Year months ended	Eight months ended
	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015
Revenue from gold sales (in thousands)	$134,225	$27,860	$406,664	$115,796
Ounces sold	111,690	25,284	329,489	101,094
Average realized price per ounce sold	$1,202	$1,102	$1,234	$1,145

Adjusted Net Earnings and Adjusted Net Earnings per Share

Adjusted net earnings and adjusted net earnings per share are used by management and investors to measure the underlying operating performance of the Company.

Adjusted net earnings is defined as net earnings adjusted to exclude the after-tax impact of specific items that are significant, but not reflective of the underlying operations of the Company, including transaction costs, executive severance payments, and severance costs associated with transitioning the Stawell Gold Mine to care and other unusual items. Adjusted basic net earnings per share is calculated using the weighted average number of shares outstanding under the basic method of loss per share as determined under IFRS.

	Three months ended	Two months ended	Year ended	Eight months ended
(in thousands, except per share amounts)	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015
Net earnings	$3,076	$609	$42,107	$5,731
Transaction costs	14,379	-	17,746	-
PPA adjustment on inventory (1)	6,478	-	9,829	-
Executive severance payments	-	-	1,624	-
Transition of mines to care and maintenance	3,976	-	3,976	-
Adjusted net earnings	$27,909	$609	$75,282	$5,731
Weighted average shares outstanding - basic ('000s)	146,458	80,954	121,172	80,571
Adjusted net earnings per share - basic	$0.19	$0.01	$0.62	$0.07

Working Capital

Working capital is a Non-IFRS measure. In the gold mining industry, working capital is a common performance measure but does not have any standardized meaning.

The most directly comparable measure prepared in accordance with IFRS is current assets and current liabilities. Working capital is calculated by deducting current liabilities from current assets. Working capital should not be considered in isolation or as a substitute from measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating the Company’s liquidity. Working capital is reconciled to the amounts in the consolidated Statements of Financial Position as follows:

	As at	As at	As at
(in thousands)	December 31, 2016	December 31, 2015	April 30, 2015
Current assets	$289,886	$86,147	$88,174
Current liablities	197,579	23,790	29,585
Working capital	$92,307	$62,357	$58,589

(1)	Purchase price allocation represents the impact on production costs of the valuation of metal inventory acquired with the business combinations.

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INTERNAL CONTROLS OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the President and Chief Executive Officer (“CEO”) and the Executive Vice President and Chief Financial Officer (“CFO”), as appropriate to permit timely decisions regarding public disclosure.

Kirkland Lake Gold’s management, including the CEO and CFO, have as at December 31, 2016, designed Disclosure Controls and Procedures (as defined in National Instrument 52-109 of the Canadian Securities Administrators), or caused them to be designed under their supervision, to provide reasonable assurance that material information relating to the issuer is made known to them by others, particularly during the period in which the interim or annual filings are being prepared; and information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

Internal Control over Financial Reporting

Kirkland Lake Gold’s management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the CEO and CFO and effected by management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Kirkland Lake Gold’s management, including the CEO and CFO, believe that disclosure controls and procedures and internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgements in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the controls. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed.

In accordance with National Instrument 52-109, a company may limit its certification of design of disclosures and procedures and internal control over financial reporting to exclude the controls, policies and procedures of a business that it acquired not more than 365 days before the end of the relevant financial period (i.e. not more than 365 days before December 31, 2016). The Company’s management, with the participation of the CEO and the CFO, has limited the scope of the design of the Company’s disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures at the Holt, Holloway and Taylor Mines, which were acquired on January 26, 2016 and the Australian mines acquired in connection with the Newmarket Arrangement completed on November 30, 2016.

There have been no changes in the Company’s internal control over financial reporting during the year ended December 31, 2016, that have materially affected or are reasonably likely to materially affect, the Company’s internal control over financial reporting. Management is continuing to integrate and implement its internal controls over the acquired businesses discussed above.

Management used the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) to evaluate the effectiveness of the Company’s internal controls for the year ended December 31, 2016. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was operating effectively as at December 31, 2016 to provide reasonable assurance the financial information is recorded, processed, summarized and reported in a timely manner.

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RISKS AND UNCERTAINTIES

The following major risk factors should be given special consideration when evaluating trends, risks and uncertainties relating to the Company’s business. Any of the following risk factors could cause circumstances to differ materially from those described in forward – looking statements relating to the Company, and could have a material adverse effect upon the Company, its business, operations, results of operations, financial condition and prospects. Although the following are major risk factors identified by management, they do not comprise a definitive list of all risk factors related to the Company. In addition, other risks and uncertainties not presently known by management could impair the Company and its business, operations, results of operations, financial condition and prospects.

Exploration, Development and Operating Risks

Mining operations are inherently dangerous and generally involve a high degree of risk. Kirkland Lake Gold’s operations are subject to all of the hazards and risks normally encountered in the exploration, development and production of precious and base metals, including, without limitation, unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, personal injury or loss of life and damage to property and environmental damage, all of which may result in possible legal liability. Although the Company expects that adequate precautions to minimize risk will be taken, mining operations are subject to hazards such as fire, rock falls, geo-mechanical issues, equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability. The occurrence of any of these events could result in a prolonged interruption of the Company’s operations that would have a material adverse effect on its business, financial condition, results of operations and prospects.

The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by Kirkland Lake Gold will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure, metal prices that are highly cyclical, and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Kirkland Lake Gold not receiving an adequate return on invested capital. There is no certainty that the expenditures made towards the search and evaluation of mineral deposits will result in discoveries or development of commercial quantities of ore.

Development projects have no operating history upon which to base estimates of future capital and operating costs. For development projects, resource estimates and estimates of operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility studies, which derive estimates of capital and operating costs based upon anticipated tonnage and grades of ore to be mined and processed, ground conditions, the configuration of the ore body, expected recovery rates of minerals from ore, estimated operating costs, and other factors. As a result, actual production, cash operating costs and economic returns could differ significantly from those estimated. It is not unusual for new mining operations to experience problems during the start-up phase, and delays in the commencement of production can often occur.

Mineral exploration is highly speculative in nature. There is no assurance that exploration efforts will be successful. Even when mineralization is discovered, it may take several years until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable mineral reserves through drilling. Because of these uncertainties, no assurance can be given that exploration programs will result in the establishment or expansion of mineral resources or mineral reserves.

Fluctuation Price of Gold

The Company’s profitability and long-term viability depend, in large part, upon the market price of gold. Metal prices fluctuate widely and are affected by numerous factors beyond the Company’s control, including global and regional supply and demand for industrial products containing metals generally; changes in global or regional investment or consumption patterns; increased production due to new mine developments and improved mining and production methods; decreased production due to mine closures; interest rates and interest rate expectation; expectations with respect to the rate of inflation or deflation; currency rate fluctuations; availability and costs of metal substitutes; global or regional political or economic conditions; and sales by central banks, holders, speculators and other producers of metals in response to any of the above factors.

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There can be no assurance that metal prices will remain at current levels or that such prices will improve. A decrease in the market prices could adversely affect the profitability of the Company’s existing mines and projects as well as its ability to finance the exploration and development of additional properties, which would have a material adverse effect on the Company’s results of operations, cash flows and financial position. A decline in metal prices may require the Company to write-down mineral reserve and mineral resource estimates, which could result in material write-downs of investments in mining properties. Further, if revenue from metal sales declines, the Company may experience liquidity difficulties. Its cash flow from mining operations may be insufficient to meet its operating needs, and as a result the Company could be forced to discontinue production and could lose its interest in, or be forced to sell, some or all of its properties.

As at December 31, 2016, the Company did not utilize any hedging programs to mitigate the effect of gold price movement.

Fluctuation in Foreign Currency Exchange Rates

Currency fluctuations may affect the Company’s capital costs and the costs that the Company incurs at its operations. Gold is sold throughout the world based principally on a United States dollar price, but most of the Company’s operating and capital expenses are incurred in Australian dollars and Canadian dollars. The appreciation of these foreign currencies could materially and adversely affect Kirkland Lake Gold’s profitability, results of operations and financial position.

As at December 31, 2016, the Company did not maintain any forward contracts to sell US dollars, Canadian dollars or Australian dollars in order to protect against the risk of an increase in the value of any foreign currency.

Availability and Costs of Infrastructure, Energy, and Other Commodities

Mining, processing, capital development projects and exploration activities depend on adequate infrastructure. Reliable access to energy and power sources and water supply are important factors that affect capital and operating costs. If the Company does not have timely access to adequate infrastructure, there is no assurance that it will be able to start or continue exploiting and develop projects, complete them on timely basis or at all. There is no assurance that the ultimate operations will achieve the anticipated production volume, or that construction costs and operating costs will not be higher than estimates calculated.

The profitability of the Company’s business is also affected by the market prices and availability of commodities and resources which are consumed or otherwise used in connection with the Company’s operations and development projects such as diesel fuel, electricity, finished steel, tires, steel, chemicals and reagents. Prices of such commodities and resources are also subject to volatile price movements, which can be material and can occur over short periods of time due to factors beyond the Company’s control.

If there is a significant and sustained increase in the cost of certain commodities, the Company may decide that it is not economically feasible to continue all of the Company’s commercial production and development activities and this could have an adverse effect on profitability. Higher worldwide demand for critical resources like input commodities, drilling equipment, mobile mining equipment, tires and skilled labour could affect the Company’s ability to acquire them and lead to delays in delivery and unanticipated cost increases, which could have an effect on the Company’s operating costs, capital expenditures and production schedules.

Further, the Company relies on certain key third-party suppliers and contractors for services, equipment, raw materials used in, and the provision of services necessary for, the development, construction and continuing operation of its assets. As a result, the Company’s activities at its mine sites are subject to a number of risks some of which are outside its control, including negotiating agreements with suppliers and contractors on acceptable terms, the inability to replace a supplier or a contractor and its equipment, raw materials or services in the event that either party terminates the agreement, interruption of operations or increased costs in the event that a supplier or contractor ceases its business due to insolvency or other unforeseen event and failure of a supplier or contractor to perform under its agreement with the Company. The occurrences of one or more of these events could have a material effect on the business, results of operations and financial condition of the Company.

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The Company manages certain of these such risks by means of long-term electricity agreements with local power authorities (where available) and inventory control processes on consumables including fuel. Furthermore, the Company seeks to continually review, assess, and improve operations to reduce input costs and maximize output.

Uncertainty of Production Estimates

Kirkland Lake Gold has prepared estimates of future gold production for its existing and future mines. The Company cannot give any assurance that such estimates will be achieved. Failure to achieve production estimates could have an adverse impact on the Company’s future cash flows, profitability, results of operations and financial conditions. The realization of production estimates are dependent on, among other things, the accuracy of mineral reserve and resource estimates, the accuracy of assumptions regarding ore grades and recovery rates, ground conditions (including hydrology), the physical characteristics of ores, the presence or absence of particular metallurgical characteristics, and the accuracy of the estimated rates and costs of mining, ore haulage and processing. Actual production may vary from estimates for a variety of reasons, including the actual ore mined varying from estimates of grade or tonnage; dilution and metallurgical and other characteristics (whether based on representative samples of ore or not); short-term operating factors such as the need for sequential development of ore bodies and the processing of new or adjacent ore grades from those planned; mine failures or slope failures; industrial accidents; natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; shortages of principal supplies needed for mining operations, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; plant and equipment failure; the inability to process certain types of ores; labour shortages or strikes; and restrictions or regulations imposed by government agencies or other changes in the regulatory environment. Such occurrences could also result in damage to mineral properties or mines, interruptions in production, injury or death to persons, damage to property of Kirkland Lake Gold or others, monetary losses and legal liabilities in addition to adversely affecting mineral production. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable, forcing Kirkland Lake Gold to cease or curtail production.

Uncertainty in the Estimation of Mineral Reserves and Mineral Resources

To extend the lives of its mines and projects, ensure the continued operation of the business and realize its growth strategy, it is essential that the Company continues to realize its existing identified mineral reserves, convert mineral resources into mineral reserves, increase its mineral resource base by adding new mineral resources from areas of identified mineralized potential, and/or undertake successful exploration or acquire new mineral resources.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. The figures for mineral reserves and mineral resources contained in this MD&A are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that mineral reserves will be mined or processed profitably. Actual mineral reserves may not conform to geological, metallurgical or other expectations, and the volume and grade of ore recovered may differ from estimated levels. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Short-term operating factors relating to the mineral reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period. In addition, there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. Lower market prices, increased production costs, reduced recovery rates and other factors may result in a revision of its mineral reserve estimates from time to time or may render the Company’s mineral reserves uneconomic to exploit. Mineral reserve data is not indicative of future results of operations. If the Company’s actual mineral reserves and mineral resources are less than current estimates or if the Company fails to develop its mineral resource base through the realization of identified mineralized potential, its results of operations or financial condition may be materially and adversely affected. Evaluation of mineral reserves and mineral resources occurs from time to time and estimates may change depending on further geological interpretation, drilling results and metal prices, which could have a negative effect on the Company’s operations. The  category of inferred mineral resource is often the least reliable mineral resource category and is subject to the most variability. Due to the uncertainty which may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to proven mineral reserves and probable mineral reserves as a result of continued exploration. The Company regularly evaluates its mineral resources and it often determines the merits of increasing the reliability of its overall mineral resources.

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Cost Estimates

Capital and operating cost estimates made in respect of Kirkland Lake Gold’s mines and development projects may not prove accurate. Capital and operating cost estimates are based on the interpretation of geological data, feasibility studies, anticipated climatic conditions, market conditions for required products and services, and other factors and assumptions regarding foreign exchange currency rates. Any of the following events could affect the ultimate accuracy of such estimate: unanticipated changes in grade and tonnage of ore to be mined and processed; incorrect data on which engineering assumptions are made; delay in construction schedules, unanticipated transportation costs; the accuracy of major equipment and construction cost estimates; labour negotiations; changes in government regulation (including regulations regarding prices, cost of consumables, royalties, duties, taxes, permitting and restrictions on production quotas on exportation of minerals); and title claims.

Replacement of Depleted Mineral Reserves

Given that mines have limited lives based on proven mineral reserves and probable mineral reserves, the Company must continually replace and expand its mineral resources and mineral reserves at its gold mines and discover, develop, or acquire mineral reserves for production. The life-of-mine estimates used by management in its analysis may not prove accurate. The Company’s ability to maintain or increase its annual production of gold will depend in significant part on its ability to bring new mines into production and to expand mineral reserves or extend the life of existing mines.

Additional Capital and Financing Risk

The exploration and development of the Company’s properties, including continuing exploration and development projects, and the construction of mining facilities and commencement of mining operations, may require substantial additional financing. Failure to obtain sufficient financing will result in a delay or indefinite postponement of exploration, development or production on any or all of the Company’s properties or even a loss of a property interest. Additional financing may not be available when needed or if available, the terms of such financing might not be favourable to the Company and might involve substantial dilution to existing shareholders. Failure to raise capital when needed would have a material adverse effect on the Company’s business, financial condition and results of operations. In addition, failure to comply with covenants under the Company’s current or future debt agreements or to make scheduled payments of the principal of, or to pay interest on, its indebtedness would likely result in an event of default under the debt agreements and would allow the lenders to accelerate the debt under these agreements, which may affect the Company’s financial condition.

Ability to Execute Business Plans, Integration and Management of Growth

The acquisitions of St Andrew and Newmarket were completed with the expectation that they would result in a diversified production, strong financial position and flexibility, and strong productive growth profile for the Company. These anticipated benefits associated with these transactions, including the realization of operational synergies, requires the acquired businesses to be successfully integrated in a timely and non-disruptive manner. While the Company has retained independent third party financial consultants to assist with the integration process, many operational and strategic decisions with respect to the combined company have not yet been implemented. These decisions and the integration of the St Andrew and Newmarket operations along with the potential transaction may present challenges to management, including the integration of systems and personnel of each company, and special risks including possible unanticipated liabilities, unanticipated costs, operational delays and the loss of key employees. The performance of the Company’s operations could be adversely affected if the combined company cannot retain key employees to assist in the integration and operation of St Andrew, Newmarket, and Kirkland Lake Gold. As a result of these factors, it is possible that the cost reductions and synergies expected from the combination of each transaction will not be realized. In addition, such synergies assume certain realized long-term metals and consumable commodities prices and foreign exchange rates. If actual prices were below such assumed prices, the realization of potential synergies could be adversely effected. In addition, experience from actual mining or processing operations may identify new or unexpected conditions which could reduce production below, and/or increase capital and/or operating costs above, the Company’s current estimates. If actual results are less favourable than the Company currently estimates, the combined company’s business, results of operations, financial condition and liquidity could be materially adversely impacted. There can be no assurance that the Company will not incur significant costs in the future in connection with such potential liabilities. The Company may also be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The ability of the Company to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The inability of the Company to effectively deal with this growth may have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

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Government Regulation

The Company’s mining, processing, development and exploration activities are subject to various laws governing prospecting, mining, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use and other matters. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail exploration and development.

Many of the mineral rights and interests of the Company are subject to government approvals, licenses and permits. The granting of enforcement of the terms of such approvals, licenses and permits are, as a practical matter, subject to the discretion of the applicable governments or governmental officials. No assurance can be given that the Company will be successful in maintaining any or all of the various approvals, licenses and permits in full force and effect without modification or revocation. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from continuing or proceeding with planned exploration or development of mineral properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws and regulations governing operations or more stringent implementation thereof could have a material adverse effect on the Company and cause increases in exploration expenses, capital expenditures or development costs or reduction in levels of production at producing properties, if any, or require abandonment or delays in development of new mining properties.

Health, Safety and Environmental Risks and Hazards

Mining, like many other extractive natural resource industries, is subject to potential risks and liabilities due to accidents that could result in serious injury or death and/or material damage to the environment and Company assets. The impact of such accidents could affect the profitability of the operations, cause an interruption to operations, lead to a loss of licenses, affect the reputation of the Company and its ability to obtain further licenses, damage community relations and reduce the perceived appeal of the Company as an employer.

All phases of the Company’s operations are also subject to environmental regulation under the laws of the Commonwealth of Australia, federal government of Canada and the State, Province or Territory in which those activities are conducted. These regulations mandate, among other things, water and air quality standards, noise, surface disturbance, the impact on flora and fauna and land reclamation, and regulate the generation, transportation, storage and disposal of hazardous waste. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that the Company has been or will at all times be in full compliance with all environmental laws and regulations or hold, and be in full compliance with, all required environmental, health and safety permits. The potential costs and delays associated with compliance with such laws, regulations and permits could prevent the Company from proceeding with the development of a project or the operation or further development of a project, and any non-compliance therewith may adversely affect the Company’s business, financial condition and results of operations. Environmental hazards may also exist on the properties on which the Company holds interests that are unknown to the Company at present and that have been caused by previous or existing owners or operators of the properties.

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Q4 2016 MANAGEMENT’S DISCUSSION AND ANALYSIS

Government environmental approvals and permits are currently, or may in the future be, required in connection with the Company’s operations. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from proceeding with planned exploration or development of mineral properties. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations, including the Company, may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in exploration expenses, capital expenditures or production costs, reduction in levels of production at producing properties, or abandonment or delays in development of new mining properties.

In the context of environmental permits, including the approval of reclamation plans, Kirkland Lake Gold must comply with standards, laws and regulations that may entail costs and delays depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the regulatory authority. The reclamation liability on any of Kirkland Lake Gold’s properties will be calculated based on current laws and regulations and the expected future costs to be incurred in reclaiming, restoring and closing its exploration or operating mine sites. It is possible that the Company’s estimate of its ultimate reclamation liability could change as a result of changes in laws and regulations and changes in cost estimates. Should the Company be unable to post required financial assurance related to an environmental remediation obligation, the Company might be prohibited from starting planned operations or required to suspend existing operations or enter into interim compliance measures pending completion of the required remedy, which could have a material adverse effect.

In addition, personnel involved in the Company’s operations are subject to many inherent risks, including but not limited to, rock bursts, cave-ins, flooding, fall of ground, electricity, slips and falls and moving equipment that could result in occupational illness, health issues and personal injuries. The Company has implemented and continues to improve on various health and safety measures designed to mitigate such risks, including the implementation of improved risk identification and reporting systems across the Company, effective management systems to identify and minimize health and safety risks, health and safety training and the promotion of enhanced employee commitment and accountability, including a fitness for work program which focuses on fatigue, stress, and alcohol and drug abuse. Such precautions, however, may not be sufficient to eliminate health and safety risks and employees, contractors and others may not adhere to the occupational health and safety programs that are in place. Any such occupational health and personal safety issues may adversely affect the business of the Company and its future operations.

Tax Matters and Foreign Mining Tax Regimes

The Company’s taxes are affected by a number of factors, some of which are outside of its control, including the application and interpretation of the relevant tax laws and treaties. If the Company’s filing position, application of tax incentives or similar ‘holidays’ or benefits were to be challenged for whatever reason, this could have a material adverse effect on the Company’s business, results of operations and financial condition.

The Company is subject to routine tax audits by various tax authorities. Tax audits may result in additional tax, interest payments and penalties which would negatively affect the Company’s financial condition and operating results. New laws and regulations or changes in tax rules and regulations or the interpretation of tax laws by the courts or the tax authorities may also have a substantial negative impact on the Company’s business. There is no assurance that the Company’s current financial condition will not be materially adversely affected in the future due to such changes.

Mining tax regimes in foreign jurisdictions are subject to differing interpretations and are subject to constant change. The Company’s interpretation of taxation law as applied to its transactions and activities may not coincide with that of the tax authorities. As a result, transactions may be challenged by tax authorities and the Company’s operations may be assessed, which could result in significant additional taxes, penalties and interest. In addition, proposed changes to mining tax regimes in foreign jurisdictions could result in significant additional taxes payable by the Company, which would have a negative impact on the financial results of Kirkland Lake Gold.

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Q4 2016 MANAGEMENT’S DISCUSSION AND ANALYSIS

Australian Foreign Investment Law

Pursuant to Australian law, a person acquiring control or direction, directly or indirectly, of 15% or more of the securities of the Company may be required to obtain prior approval from the Australian Foreign Investment Review Board. An investor who fails to obtain such approval may be subject to fines or may be forced to dispose of a portion of the investment. Investors should consult their own legal advisors prior to making any investment in securities of the Company.

Foreign Operations and Political Risk

Kirkland Lake Gold conducts mining, development and exploration and other activities in Australia. Inherent risks with conducting foreign operations include, but are not limited to: renegotiation, cancellation or forced modification of existing contracts; expropriation or nationalization of property; changes in laws or policies or increasing legal and regulatory requirements of particular countries including those relating to taxation, royalties, imports, exports, duties, currency, or other claims by government entities, including retroactive claims and/or changes in the administration of laws, policies and practices; uncertain political and economic environments; war, terrorism, sabotage and civil disturbances; delays in obtaining or the inability to obtain or maintain necessary governmental permits or to operate in accordance with such permits or regulatory requirements; currency fluctuations; import and export regulations, including restrictions on the export of gold or other minerals; limitations on the repatriation of earnings; and increased financing costs.

These risks may limit or disrupt operating mines or projects, restrict the movement of funds, cause Kirkland Lake Gold to have to expend more funds than previously expected or required, or result in the deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation, and may materially adversely affect the Company’s financial position or results of operations.

Information Systems Security Threats

The Company is dependent upon information technology systems to conduct its operations.

The Company’s information technology systems are subject to disruption, damage or failure from a variety of sources, including, without limitation, cable cuts, damage to physical plants, fire, power loss, vandalism, theft, computer viruses, security breaches, cyber-attacks, natural disasters, and defects in design. Cyber security incidents, in particular, are evolving and include, but are not limited to, malicious attempts to gain unauthorized access to data and/or automated network systems and the manipulation or improper use of information technology systems.

Given the unpredictability of the timing, nature and scope of information technology disruptions, the Company could potentially be subject to information system failures; production downtimes; operational delays; significant costs, including increased capital expenses; the unauthorized release of confidential information; the destruction or corruption of data; lawsuits; damage to the Company’s reputation; and/or financial losses resulting from remedial actions, all of which could have a material adverse effect on the Company’s cash flows, competitive position, financial condition or results of operations. The Company could also be adversely affected by system or network disruptions if new or upgraded information technology systems are defective, not installed properly or not properly integrated into the Company’s operations.

The Company continuously monitors security threats to its information systems and implements measures to manage these threats. Although the Company has not experienced any material losses relating to cyber-attacks, there can be no assurance that the Company will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats, the difficulty in anticipating such threats and the difficulty in immediately detecting all such threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, disruption or damage remain a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

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Q4 2016 MANAGEMENT’S DISCUSSION AND ANALYSIS

Reputational Risk

As a result of the increased usage and the speed and global reach of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users, companies today are at much greater risk of losing control over how they are perceived in the marketplace. Damage to the Company’s reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. The Company does not have direct control over how it is perceived by others and reputation loss may lead to increased challenges in developing and maintaining community relations, decreased investor confidence and an impediment to the Company’s overall ability to conduct its operations and advance its projects, thereby having a material adverse impact on the financial performance, cash flows and growth prospects.

Dependence on Key Management Personnel

Kirkland Lake Gold is dependent upon a number of key management personnel. The Company’s ability to manage its operating, development, exploration and financing activities will depend in large part on the efforts of these individuals. As Kirkland Lake Gold’s business grows, it will require additional key financial, administrative, mining, marketing and public relations personnel as well as additional staff for operations. The Company faces intense competition for qualified personnel, and there can be no assurance that the Company will be able to attract and retain such personnel. The loss of the services of one or more key employees or the failure to attract and retain new personnel could have a material adverse effect on the Company’s ability to manage and expand the Company’s business.

Insurance and Uninsured Risks

Kirkland Lake Gold’s business is subject to a number of risks and hazards generally, including: adverse environmental conditions; industrial accidents; labour disputes; unusual or unexpected geological conditions; ground or slope failures; cave-ins; changes in the regulatory environment; and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to Newmarket’s properties or the properties of others, delays in mining, monetary losses and possible legal liability.

The businesses and properties of Kirkland Lake Gold are insured against loss or damage, subject to a number of limitations and qualifications. Such insurance will not cover all the potential risks associated with a mining company’s operations. Kirkland Lake Gold may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to Kirkland Lake Gold or to other companies in the mining industry on acceptable terms. Kirkland Lake Gold might also become subject to liability for pollution or other hazards that it may not be insured against or that Kirkland Lake Gold may elect not to insure against because of premium costs or other reasons. Losses from these events may cause Kirkland Lake Gold to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Obligations as a Public Company

The Company’s business is subject to evolving corporate governance and public disclosure regulations that may from time to time increase both the Company’s compliance costs and the risk of non-compliance, which could adversely impact the price of the common shares.

The Company is subject to changing rules and regulations promulgated by a number of governmental and self-regulated organizations, including, but not limited to, the Canadian Securities Administrators, the TSX, and the International Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity creating many new requirements. For example, the Government of Canada proclaimed into force the Extractive Sector Transparency Measures Act on June 1, 2015, which mandates the public disclosure of payments made by mining companies to all levels of domestic and foreign governments beginning for the year ended December 31, 2016. The Company’s efforts to comply with such legislation could result in increased general and administration expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

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Q4 2016 MANAGEMENT’S DISCUSSION AND ANALYSIS

Market Price of Securities

Securities markets have had a high level of price and volume volatility, and the market price of securities of many resource companies have experienced wide fluctuations in price that have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Factors unrelated to the financial performance or prospects of Kirkland Lake Gold include macroeconomic developments locally and globally and market perceptions of the attractiveness of particular industries. There can be no assurance that continued fluctuations in mineral prices will not occur.

As a result of any of these factors, the market price of the securities of the Company at any given point in time may not accurately reflect the Company’s long-term value. In the past, following periods of volatility in the market price of a company’s securities, shareholders have instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial cost and diversion of management attention and resources, which could significantly harm profitability and the reputation of Kirkland Lake Gold.

First Nations and Aboriginal Heritage

First Nations claims and Aboriginal heritage issues may affect the ability of Kirkland Lake Gold to pursue exploration, development and mining on Australian and Canadian properties. The resolution of First Nations title and Aboriginal heritage issues is an integral part of exploration and mining operations and Kirkland Lake Gold is committed to managing any issues that may arise effectively. However, in view of the inherent legal and factual uncertainties relating to such issues, no assurance can be given that material adverse consequences will not arise.

Construction and Development of New Mines

The success of construction projects and the development of new mines by the Company is subject to a number of factors including the availability and performance of engineering and construction contractors, mining contractors, suppliers and consultants, the receipt of required governmental approvals and permits in connection with the construction of mining facilities, the conduct of mining operations (including environmental permits), and the successful completion and operation of ore passes, among other operational elements. Any delay in the performance of any one or more of the contractors, suppliers, consultants or other persons on which the Company is dependent in connection with its construction activities, a delay in or failure to receive the required governmental approvals and permits in a timely manner or on reasonable terms, or a delay in or failure in connection with the completion and successful operation of the operational elements of new mines could delay or prevent the construction and start-up of new mines as planned. There can be no assurance that current or future construction and start-up plans implemented by the Company will be successful, that the Company will be able to obtain sufficient funds to finance construction and start-up activities, that personnel and equipment will be available in a timely manner or on reasonable terms to successfully complete construction projects, that the Company will be able to obtain all necessary governmental approvals and permits or that the construction, start-up and ongoing operating costs associated with the development of new mines will not be significantly higher than anticipated by the Company. Any of the foregoing factors could adversely impact the operations and financial condition of the Company.

Some of the Company’s projects have no operating history upon which to base estimates of future cash flow. The capital expenditures and time required to develop new mines or other projects are considerable and changes in costs or construction schedules can affect project economics. Thus, it is possible that actual costs may change significantly and economic returns may differ materially from the Company’s estimates.

Climate Change

Kirkland Lake Gold has material properties located in the Northern Territory, Australia. Typically, the Northern Territory’s tropical wet season is from the end of November to the end of March. During the wet season, the properties may be subject to unpredictable weather conditions such as cyclones, heavy rains, strong winds and flash flooding. Kirkland Lake Gold has undertaken several steps to minimize the effects of the wet season on its operations including sealing roads, accommodating the build-up of mined inventory and planning exploration and mining activities around the wet season. Nonetheless, no assurance can be given that the unpredictable weather conditions will not adversely affect mining and exploration activities. In particular, mining, drilling and exploration activities may be suspended due to poor ground conditions, ore haulage activities may be slowed or delayed as roads may be temporarily flooded, and deposits where the host rock is clayish in nature may have to be mined or processed at slower than anticipated rates and/or mixed with lower grade stockpile ore.

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Q4 2016 MANAGEMENT’S DISCUSSION AND ANALYSIS

Competition

The mining industry is intensely competitive in all of its phases and Kirkland Lake Gold competes with many companies possessing greater financial and technical resources than itself. Competition in the precious metals mining industry is primarily for mineral rich properties that can be developed and produced economically; the technical expertise to find, develop, and operate such properties; the labour to operate the properties; and the capital for the purpose of funding such properties. Many competitors not only explore for and mine precious metals, but also conduct refining and marketing operations on a global basis. Such competition may result in Kirkland Lake Gold being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund its operations and develop its properties. Existing or future competition in the mining industry could materially adversely affect Newmarket’s prospects for mineral exploration and success in the future.

Litigation

All industries, including the mining industry, are subject to legal claims, with and without merit. Legal proceedings may arise from time to time in the course of the Company’s business. Such litigation may be brought from time to time in the future against Kirkland Lake Gold or one or more of its Subsidiaries or the Company or one or more of its Subsidiaries may be subject to another form of litigation. Defense and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. As of the date hereof, no significant claims have been brought against the Company, nor has the Company received an indication that any claims are forthcoming. However, due to the inherent uncertainty of the litigation process, should a claim be brought against the Company, the process of defending such claims could take away from the time and effort management of the Company would otherwise devote to its business operations and the resolution of any particular legal proceeding to which the Company or one or more of its Subsidiaries may become subject could have a material adverse effect on the Company’s financial position and results of operations.

Dependence on Outside Parties

Kirkland Lake Gold has relied upon consultants, engineers, contractors and other parties and intends to rely on these parties for exploration, development, construction and operating expertise. Substantial expenditures are required to construct mines, to establish mineral reserves through drilling, to carry out environmental and social impact assessments, to develop metallurgical processes to extract metal from ore and, in the case of new properties, to develop the exploration and plant infrastructure at any particular site. Deficient or negligent work or work not completed in a timely manner could have a material adverse effect on Kirkland Lake Gold.

Conflicts of Interest

Certain of the directors and officers of the Company also serve as directors and/or officers of other companies involved in natural resource exploration and development and, consequently, there exists the possibility for such directors and officers to be in a position of conflict. The Company expects that any decision made by any of such directors and officers involving the Company will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders, but there can be no assurance in this regard. In addition, each of the Company’s directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest or which are governed by the procedures set forth in the OBCA and any other applicable law.

No History of Dividends

The Company has not historically paid any dividends on its common shares since incorporation and does not anticipate doing so in the foreseeable future. Payment of any future dividends, if any, will be at the discretion of the Board of Directors after taking into account many factors, including results, financial condition and anticipated cash needs.

Accounting Policies and Internal Controls

The Company prepares its financial reports in accordance with IFRS. In preparation of financial reports, management may need to rely upon assumptions, make estimates or use their best judgement in determining the financial condition of the Company. Significant accounting policies are described in more detail in the Company’s audited annual financial statements.

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Q4 2016 MANAGEMENT’S DISCUSSION AND ANALYSIS

In order to have a reasonable level of assurance that financial transaction are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. The Company believes its financial reporting and financial statements are prepared with reasonable safeguards to ensure reliability, the Company cannot provide absolute assurance.

FORWARD LOOKING STATEMENTS

Certain statements in this MD&A constitute ‘forward looking statements’, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to the future business activities and operating performance of the Company. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” and similar expressions, as they relate to the Company, are intended to identify such forward-looking statements. Investors are cautioned that forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include, among others, the development of the Company’s properties and the anticipated timing thereof, expected production from, and the further potential of, the Company’s properties, the anticipated timing and commencement of exploration programs on various targets within the Company’s land holdings, the ability to lower costs and gradually increase production, the ability of the Company to successfully achieve business objectives, including integrating Old Kirkland Lake Gold and Newmarket or the effects of unexpected costs, liabilities or delays, the potential benefits and synergies and expectations of other economic, business and or competitive factors, the Company's expectations in connection with the projects and exploration programs being met, the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating gold prices, currency exchange rates (such as the Canadian dollar versus the United States dollar), mark-to-market derivative variances, possible variations in ore grade or recovery rates, changes in accounting policies, changes in the Company's corporate mineral resources, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, native and aboriginal heritage issues, risks relating to infrastructure, permitting and licenses, government regulation of the mining industry, risks relating to foreign operations, uncertainty in the estimation and realization of mineral resources and mineral reserves, quality and marketability of mineral product, environmental regulation and reclamation obligations, risks relating to the Northern Territory wet season, risks relating to litigation, risks relating to foreign mining tax regimes, competition, currency fluctuations, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, and limitations on insurance, as well as those risk factors discussed or referred to in the AIF of the Company for the year ended December 31, 2016 filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements except as otherwise required by applicable law.

Mineral resources are not mineral reserves, and do not have demonstrated economic viability, but do have reasonable prospects for economic extraction. Measured and indicated resources are sufficiently well defined to allow geological and grade continuity to be reasonably assumed and permit the application of technical and economic parameters in assessing the economic viability of the resource. Inferred resources are estimated on limited information not sufficient to verify geological and grade continuity or to allow technical and economic parameters to be applied. Inferred resources are too speculative geologically to have economic considerations applied to them to enable them to be categorized as mineral reserves. There is no certainty that mineral resources of any category can be upgraded to mineral reserves through continued exploration.

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INFORMATION CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES

This document uses the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

TECHNICAL INFORMATION

The technical contents related to Kirkland Lake Gold mines and properties, have been reviewed and approved by Pierre Rocque, P. Eng., Vice President, Technical Services, Kirkland Lake Gold Ltd., a Qualified Person as defined by the Canadian Securities Administrators National Instrument 43-101 “Standards of Disclosure for Mineral Projects”.

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CORPORATE INFORMATION

Directors		Company Information

Eric Sprott	Chairman of the Board	Corporate Head Office
Anthony Makuch(3) (5)	President and Chief Executive Officer	200 Bay Street, Suite 3120
Barry P. Olson (3) (5)	Independent Director	RBC Plaza – South Tower
Pamela Klessig (1) (5)	Independent Director	Toronto, Ontario M5J 2J1
Jeffrey Parr (2) (3) (4)	Independent Director	Canada
Raymond Threlkeld (1) (2)	Independent Director
Maryse Belanger (3) (5)	Independent Director	Investor Relations
Jonathan Gill (3) (4)	Independent Director	Ryan King, Vice President, Investor Relations
Arnold Klassen (1) (2) (4)	Independent Director	T: 778.998.3700
E: rking@klgold.com

Board Committees
(1)	Corporate Governance and Nominating Committee	Registrar and Transfer Agent
(2)	Audit Committee	TSX Trust Company
(3)	Technical Committee	200 University Avenue, Suite 300
(4)	Compensation Committee	Toronto, Ontario M5H 4H1
(5)	HSE & Corporate Social Responsibility Committee	Canada
T: 416.607.7898
www.tsxtrust.com

Management
Auditors
Anthony Makuch	President and Chief Executive Officer	KPMG LLP
Darren Hall	Chief Operating Officer	333 Bay Street, Suite 4600
Philip Yee	Executive VP and Chief Financial Officer	Toronto, Ontario M5H 2S5
Alasdair Federico	Executive VP of Corporate Affairs & CSR	Canada
Doug Cater	VP of Exploration, Canada	T: 416.777.8500
John Landmark	VP of Exploration, Australia	www.kpmg.ca
Meri Verli	Senior VP, Finance and Treasurer
Pierre Rocque	VP, Technical Services
Jennifer Wagner	Corporate Legal Counsel
Raymond Yip	VP of Business Intelligence
Ryan King	VP of Investor Relations

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